U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the Fiscal year ended October 31, 2024

HELIO CORPORATION

(Exact name of issuer as specified in its charter)

Florida	92-0586004
(State of other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

2448 Sixth Street

Berkeley, CA 94710

(Address, including zip code of principal executive office)

510-224-4495

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Business

Helio Corporation was incorporated under the original name Stirling Bridge Group, Inc. on October 3, 2022, in Florida. In May 2023, the Company changed its name to Web3 Corporation. In January 2024, by way of a reverse acquisition, the Company acquired 100% of the stock of Heliospace Corporation and changed its name from Web3 Corporation to Helio Corporation. Our principal executive offices are located at 2448 Sixth Street, Berkeley, CA 94710.

Helio Corporation is a technology, engineering and research and development (R&D) holding company serving commercial, government and non-profit organizations. Our wholly owned subsidiary, Heliospace Corporation (“Heliospace”), is an aerospace company specializing in the design, engineering, assembly and test of space flight qualified hardware, providing systems engineering, modeling, analysis, integration and test services to customers in government, commercial, private and non-profit markets. With deep expertise in civil space missions combined with a growing business serving commercial companies and the extensive background of one of our founders, Joseph Pitman, in advanced payloads for defense, our primary company objective is to enable humanity’s pursuit of the scientific and commercial development of space.

The cost of access to space has seen dramatic reductions in the past decade. The domain of space activities, once confined to low-earth and geostationary orbit, now extends to the Moon and beyond. There is a growing need for a diversity of systems and approaches tailored to unique applications and environments. With our current existing hardware, services and solutions, we aim to fill the needs and demands of these growing commercial and government activities in an agile, cost-effective and innovative manner.

Our common stock is presently quoted on the OTC Pink Market under the symbol “HLEO.” Please see the disclosure below regarding our listing application to have our common stock traded on the NYSE American in connection with the Offering (defined below).

Recent Developments

On July 1, 2024, we amended our articles of incorporation with the Secretary of State of Florida. Pursuant to the amendment, we eliminated our authorized Class B Common Stock and $10,000,000 Series A Preferred Stock, neither of which were any shares outstanding. Our currently authorized capital consists of one hundred million (100,000,000) shares of common stock, no par value per share, and twenty million (20,000,000) shares of “blank check” preferred stock, par value $0.0001 per share. Our Class A Common Stock is referred to herein as our common stock.

On December 27, 2024, the Company filed a registration statement on Form S-1 (File No. 333-284062) with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, which was amended on January 31, 2025, February 13, 2025 and February 21, 2025 (the “Registration Statement”) in connection with the Company’s proposed firm commitment public offering of 3,333,334 shares of common stock of the Company for a purchase price within the range of $4.00 to $5.00 (the “Offering”). The Registration Statement has not yet been declared effective by the SEC, and there can be no assurances that the Registration Statement will declared effective by the SEC or that the Offering will be consummated.

In connection with the Offering, we have applied to have our common stock listed on the NYSE American under the symbol “HLEO.” There is no assurances that our listing application to have our common stock listed on the NYSE American will be approved. If our application is not approved, we will not consummate the Offering.

If our listing application with NYSE American is approved, we will file a Form 8-A with the SEC to register our common stock under Section 12(b) of the Exchange Act, thereby becoming subject to the reporting requirements of Sections 13(a) or 15(d) of the Exchange Act. As an SEC reporting company, we will no longer be eligible to file reports under Regulation A and will be required to comply with the reporting obligations of the Exchange Act. This includes, but is not limited to, filing annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and proxy or information statements. Additionally, we will be subject to the corporate governance standards of the Sarbanes-Oxley Act and NYSE American.

Market Overview

The global space marketplace is projected to grow from $350 billion today to over $1 trillion by 2040 (Morgan Stanley, Citi forecast, 2021-2022). We believe the growing recognition of the commercial potential of in-space activities, sustained science and technology efforts by both government and private entities, together with defense agency priorities driven by increasing geopolitical concerns will continue to accelerate this trend. Our target market, Satellite System Manufacturing, is expected to have an average market size per year of $2.3 billion for Science & Technology, $750 million for Earth Observation, $5.2 billion for Space Domain Awareness and $1.5 billion for In-Orbit Services from 2025 through 2030 (according to our estimates based on Analysys Mason Ltd., Q4 2022 projections). We intend to continue expansion into the Science & Technology segment, for which we have a significant foothold with our existing products and services, to then develop new opportunities in Earth Observation and Space Domain Awareness for commercial, private and government organizations.

The market for space hardware, systems and services is highly fragmented, with few scaled, capable competitors. The capabilities of existing players have been shaped by longstanding government procurements as well as the established communications and navigation equipment markets. There has been significant consolidation over the past few decades, resulting in fewer and less agile or innovative organizations. Cost control, performance and quality remain a challenge for some established incumbents. Meanwhile, the rapidly growing space economy will present a host of new applications and revenue opportunities that many current hardware and services providers are ill equipped to address. To succeed in this evolving market, aerospace companies in particular must be both innovative and agile to answer the needs of emerging new applications and customers. Heliospace aims to expand into these growing market segments by offering responsive, tailored solutions to both established and new customers.

Customer Concentration

Our customers are concentrated in the space industry. While we have a strategy to diversify our sources of revenue (See “Company Growth Strategy” for a description of our strategy), approximately 75% of our revenue in fiscal year 2024 came, directly or indirectly from government sources, as a direct contractor or subcontractor, respectively. Over 67% of our fiscal year 2024 revenue came from three customers, with one NASA contract, our largest customer (through a prime contractor), accounting for approximately 27% of our revenue in fiscal year 2024, pursuant to an indefinite duration/indefinite quantity (“IDIQ”) contract.

Current Hardware and Services Capabilities

We have successfully scaled as a space hardware and services company providing solutions to government, commercial and non-profit customers. This includes hardware and services for over three active space missions and hardware deliveries for over four additional missions launching in the near term. We leverage decades of management experience developing hardware capabilities that were successfully used in space for NASA and other space agencies and organizations. Our hardware production capabilities encompass a wide range of cost and performance, capable of meeting high reliability NASA flagship-class mission requirements down to innovative, low-cost solutions for emerging companies. Customers are typically engaged on a per-project basis with hardware solutions built to individual custom specifications. Project sizes range from large, $10 million+ contracts under cost-plus or fixed price terms paid monthly or by milestones, to small low-cost solutions costing in the $100,000 – $200,000 range performed under purchase order terms and paid at final delivery. Our current commercial-stage hardware includes deployable mechanisms, antennas, booms, structures, and sensors.

Development and Manufacturing

Hardware development occurs at our main facility in Berkeley, California, with over 20,000 sq ft of facilities including assembly and test areas, R&D labs, clean rooms, and thermal-vacuum test equipment. Heliospace leverages existing relationships with an array of vendors vetted under our internal quality control processes to support hardware construction. Our hardware is generally custom designed to customer specifications and translated to drawings including all dimensional and material details. The manufactured components are then sent out for competitive bid to third party fabricators, who manufacture the components to the required specifications and deliver them to us. We also purchase some finished components from vendors for assemblies, including release mechanisms, heaters, switches, and other specialty components. These components are then assembled, tested and delivered fully qualified and ready for flight as a complete end-to-end solution. Heliospace maintains a vendor management system, which includes vendor surveys and an approved vendor list with specific approval criteria. A quality assurance process is in place for all components we receive, including inspections, paperwork requirements documenting the origin and authenticity of raw materials used, inspection reports, and other evidence that all incoming components meet the specification requirements and applicable regulations. We try to maintain multiple sources for the same component or material, in order to have qualified, alternate sources of supply if our primary source is delayed or does not meet our specifications or quality standards.

Raw Materials and Suppliers

Heliospace engages in limited manufacturing activities and does not maintain any inventory or raw materials or finished goods. Therefore, we have limited exposure to fluctuations in the supply of raw materials. Most of the value we provide with respect to our hardware comes from our design, engineering, assembly and test activities. While some of the components in our hardware require relatively scarce raw materials, our third-party fabricators have not experienced difficulty in procuring those materials.

Examples of our space qualified hardware deliveries include:

Deployable radar antennas on the NASA Europa Clipper mission, which will probe the subsurface of Europa

●	Technology developed by Heliospace provided a low mass, small form factor solution for the radar antennas required for the upcoming NASA Europa Clipper Mission. The mission launched in October 2024. When stowed, our antennas are sufficiently compact to mount on the spacecraft solar arrays, thus simplifying the design and saving NASA significant cost. When deployed, these large dipole antennas extend to more than 55 feet in length. Heliospace designed, assembled, tested, and delivered these antennas under contract with Caltech as part of the Radar for Europa Assessment and Sounding: Ocean to Near-surface (REASON) instrument onboard Europa Clipper. REASON is a dual-frequency ice penetrating radar instrument designed to characterize and sound Europa’s icy crust from the near-surface to the ocean, revealing the hidden structure of Europa’s ice shell and potential water within. Europa is one of the solar system’s most fascinating objects, where conditions for life may exist, making this an exciting mission for which we were able to provide critical technology. Large deployable mechanisms present a continuing challenge in the space industry for which we have specialized expertise and demonstrated capability. This work was conducted from 2017-2024 pursuant to an $11.8 million cost plus contract. These radar antennas are now fully deployed and operating successfully on the Europa Clipper mission.

Low-cost antennas for the NASA SunRISE CubeSat constellation

●	We developed a solution to provide NASA with a high quantity of compact antennas that will deploy from a constellation of CubeSat class spacecraft on the SunRISE mission. The mission is expected to launch in 2025 and is designed to image solar eruptions that impact space weather at the Earth causing satellite and communications disruptions. The Heliospace solution enabled four antennas to deploy to over 8 feet in length from each cereal-box size SunRISE CubeSat. Compact, deployable antennas and booms for small spacecraft remain a challenge in the space industry, and Heliospace has just been awarded a NASA Small Business Innovation Research Award to further commercialize this technology for broader use throughout the industry. The SunRISE antennas were delivered over a 2-year period pursuant to a $1.1 million contract.

Deployable sensors and mechanisms for use on three lunar landers as part of the NASA Commercial Lunar Payload Services program

●	Our scientists and engineers developed a unique system that deploys four sensors on ballistic trajectories from a lunar lander at distances up to 60 ft, which will work with other instruments to explore the subsurface structure of the Moon. This unique solution is the first of its kind to be used in space for planetary geophysics investigations and has been selected to fly on two missions as part of the NASA Commercial Lunar Payload Services (CLPS) program. The first mission carrying our hardware launched on January 15, 2025, aboard the Firefly Aerospace Blue Ghost Lander. These projects are ongoing with combined contract values of $1.37 million.

●	We provided four deployable antennas for a NASA experiment in lunar radio astronomy which flew on the Intuitive Machines (IM-1) lunar mission. They were provided in record time using a simple purchase order requisition, delivered to NASA and successfully deployed in-flight and on the Moon during the IM-1 mission.

After expanding our market into the commercial realm in 2023, we are currently providing an antenna calibration system for a lunar orbiter being built by Firefly Aerospace.

●	Under contract with Firefly Aerospace, we are designing, building, and delivering a deployable dipole antenna for the Blue Ghost Transfer vehicle, a lunar orbit mission which will provide a radio frequency calibration source. A lunar lander mission called Lusee-Night will then use this source to calibrate its radio telescope to perform astrophysics observations from the lunar far side. Our solution displaced another vendor’s offering due to its heritage and performance. In an expansion of our previous offerings, we are responsible for both the mechanical and radiofrequency testing and performance of the delivered hardware pursuant to a $1.1 million contract through 2024.

Prototype mechanisms for the Mars Sample Return program

●	In in 2023 and early 2024, while the program was active, we utilized our specialized system-level capabilities and awareness of the NASA Mars Sample Return architecture to play a key role in the design and testing of sample handling hardware involving sample transfer from the rover to an ascent vehicle from the Martian surface, and the subsequent transfer of that sample to an orbiting vehicle for eventual return to Earth.

Heliospace Hardware Projects

We offer systems engineering, modeling & analyses, integration & test, verification, mission formulation and architecture and other services to NASA and commercial customers. These services span a complete integrated analysis suite including structural, thermal, electromagnetic, optical, deployables and other tools to optimize both system and mission design. Integration and test support includes system-level planning, coupled with personnel to assist or observe test flows and ensure proper verification of requirements. These services are typically provided on a per-project basis using Time and Materials contracts with monthly payments, and range in size from $100,000 to over $10 million depending on system complexity, customer requirements, and schedule.

Examples of our services include:

Systems engineering, integration, test and operations support for the James Webb Space Telescope.

●	We have provided systems engineering support for the James Webb Space Telescope including system development and testing. With the successful launch of Webb in 2021, our support has continued into the post-launch operational phase. This includes requirements, thermal, structural, deployables and optical system analyses, test and verification approach and results, and in-flight performance and anomaly resolution.

Systems Engineering for Roman Space Telescope, Habitable Worlds Observatory and Atmospheric Observing System, and Mars Sample Return.

●	We have provided systems engineering support for these NASA programs at the mission, spacecraft, and payload level. Activities include requirements definition, implementation, and verification, as well as thermal, structural, and other analyses. For Mars Sample Return, we provided unique insight and stringent eject dynamics performance analysis for the Honeybee Robotics Spin Eject Mechanism as well as formulation engineering of the Capture Containment and Return System for NASA.

Both groups of services above were conducted under Indefinite Delivery/Indefinite Quantity (IDIQ) Time & Materials contracts totaling $11.5 million through September 2022, with a second follow on contract in place for $8.1 million that continues through September 2027.

Expansion into the commercial market includes systems engineering, analysis and architecture for the Blue Origin Mk I and II lunar landers.

●	Under a subcontract, we have provided system architecture studies, modeling, analysis, and recommendations for the Cargo Offloading Subsystem and Surface Access Subsystems as part of the Blue Origin lunar lander designs. These services are being conducted under purchase orders totaling $1.25 million to date, with work continuing into 2025.

Heliospace Services Projects

Products and Services in Development

Based on the successful foundation of our current products and services, we are expanding our capabilities into advanced deployable systems, sensing and deployable payloads, mission systems architectures and integrated solutions including in-space deployments, robotics, assembly and servicing. These endeavors focus on the customer objectives for a given space application or mission, optimizing hardware, system design, payload and mission capabilities to enable customers to meet their stated objectives. Examples include payloads such as radar, optical and RF systems, payload integration and test, as well as mission formulation and implementation optimized for customer requirements for applications including remote sensing, science & technology missions, space domain awareness and in-space servicing. These offerings leverage system-level expertise and awareness, providing turn-key solutions to the growing space economy.

Examples of some candidate development areas for potential future products and services include:

Payloads such as radar, RF systems, and optical.

●	Orbital radar payloads and associated mission and system design are currently underway with Department of Defense (DoD) seed funding of $109,341 that was received, with follow-on opportunities in 2025 and beyond. We have developed new advanced deployable antenna concepts and designs under jointly funded programs with the NASA Jet Propulsion Laboratory with applications in Earth remote sensing and intelligence. Optical payload development is also progressing with our contributions to the telescope design for the NASA UVEX mission, with follow on hardware work in 2025 and our own prototype demonstrators by the end of 2027. There is potential for other in-space assembly and servicing prototype payloads to follow. These solutions will be tailored to small to mid-sized spacecraft applications, where we anticipate significant growth in the marketplace.

Payload integration and test, mission formulation and implementation optimized for customer requirements.

●	We have been selected by EarthGuard™, a commercial space endeavor offering a revolutionary concept for directly mitigating the accelerating rate of global climate change, to be its space systems engineering development partner. Under an initial contract, we are currently conducting a Mission Architecture Study, which successfully completed its first study milestone and is expected to be completed by mid-2025. EarthGuard™ and Heliospace are jointly planning subsequent activities that are expected to advance EarthGuard™ through technology maturation, prototyping, flight design engineering, assembly, integration, testing and early space flight demonstrations.

●	We are currently under contract with The Breakthrough Foundation for a feasibility study of the mission formulation, implementation, and payload design for a dedicated lunar lander performing radio frequency observations on the far side of the Moon. Mission development is expected to start in 2025 and launch in mid-2028.

Science & technology missions

●	Our support of science and technology missions is currently well established with our hardware and service lines; we intend to expand these offerings into larger integrated solutions in terms of payload and mission design. Our initial entry into this part of the market started in 2023 with the NASA Mars Sample Return program, with additional opportunities anticipated by the end of 2025 for both NASA and commercial customers.

Space domain awareness

●	We have identified space domain awareness applications and opportunities involving RF and optical surveillance in the Earth-Moon domains. Discussions with Defense customers is ongoing, followed by RF payload design for missions of opportunity potentially starting in 2025.

The image below summarizes the company growth path including our current and future products, services and solutions.

Our Competitive Advantages

We believe that we have few direct competitors of similar size and capabilities that provide the breadth of products, solutions and expertise that we offer our customers. Given the market fragmentation, we face competition from different competitors across individual products and applications. Competition within our product offerings range from divisions of large corporations who are challenged by cost control and inflexibility, to small, privately held companies with singular capabilities that lack the infrastructure and capacity to scale. System-level, mission focused engineering combined with deep expertise in the production of space qualified hardware is what we believe will enable Heliospace to effectively scale from current offerings to comprehensive solutions for existing and new customers.

Our competitive advantages include the following:

●	Our experienced, award-winning leadership team is recognized in the field of space science, hardware and system development, with deep expertise in the implementation of space missions in government and commercial settings. The Heliospace company leadership has ensured that technical excellence and customer responsiveness is embedded throughout the organization to achieve mission success, as embodied by our best subcontractor of the year award from NASA JPL, NASA Agency Honor awards for work on the James Webb Space Telescope and repeat customers from NASA (2019-present).

●	We have established a successful capability in developing flight qualified instruments and space mechanisms, a challenging and specialized field for which there are few competitors. The Heliospace leadership team has overseen successful development of over 125 instruments and mechanisms on over 40 space flight missions throughout their careers, both at Heliospace and at the various other institutions at which members of our leadership team served, giving our products and methods extensive real-world testing and proven design heritage.

●	Heliospace is becoming a leader in the development of payloads and systems for lunar exploration, having delivered hardware for three lunar landers, providing system engineering support to the Blue Origin lunar landers, with two additional lunar spacecraft and lander hardware projects in progress. The Company’s founding team has deep expertise in lunar exploration and applications gained throughout their careers, which we believe competitively positions us to leverage new commercial transportation options to the Moon in order to further develop new initiatives in lunar science, exploration and domain awareness.

●	Leveraging our successful Small Business Innovation Research (SBIR) grants, government funding and our own resources, we have developed significant in-house processes and capabilities, including vertical integration of key technologies such as our unique SABER™ deployable booms, release mechanism development and unique assembly and testing capabilities that streamline our production while improving our cost effectiveness.

●	The Heliospace team possesses extensive system-level design expertise that transcends the niche offerings of market competitors, enabling us to provide comprehensive solutions that take into account the entire mission chain in the achievement of customer objectives. This system level awareness feeds into hardware and payload design to ensure mission success and enables our expansion into larger, more ambitious turnkey solutions as we gain new customers.

Company Growth Strategy

Our company growth strategy builds upon our successful hardware and services capabilities, which provides a source of recurring revenue, to expand into integrated payloads and complete solutions. Leveraging team experience, we aim to develop complete payloads and related systems built to fulfill customer objectives, guided by Heliospace specifications and systems engineering expertise. This progression naturally evolves to providing more turnkey solutions, including complete end-to-end space missions where we believe both higher revenue and margins are possible.

The continued growth of hardware and services is envisioned to leverage our existing connections to government agencies, with an increasing emphasis on catering to the needs of commercial entities. Firefly Aerospace and Honeybee Robotics are two examples of commercial customers for which we are providing hardware and services, and we anticipate reaching more through typical sales channels.

To date, our primary sales and marketing efforts have been undertaken by our executive officers and directors on our board of directors, utilizing their network and relationships within the aerospace industry. The Company intends to develop a more robust sales and marketing process, including hiring of sales personnel and deployment of a more comprehensive sales and marketing effort in terms of direct outreach to potential customers and partners within the industry.

Our pursuit of payloads and systems for commercial and government customers is underway using both NASA and Department of Defense (DoD) funding mechanisms for the development of dual commercial/government use cases through Small Business Innovation Research programs. DoD programs are a particular focus due to the speed of acquisition and the potential to match investor and government funds to co-develop emerging technologies of interest. Heliospace has been awarded a Phase I SBIR by DoD for a novel orbital radar solution and is pursuing follow-on Phase II opportunities. Heliospace was awarded two additional 2024 Phase I SBIR’s for enabling component technologies, with potential Phase II follow-on opportunities in 2025. Additional applications of advanced payloads we are targeting include Space Domain Awareness, with an emphasis on the domain between the Earth and the Moon where we see room for significant growth through potential DoD funding, key partnerships combined with matching investor funds for related commercial opportunities.

In addition to government matching opportunities are standalone commercial and private entities desiring payload and mission systems solutions, for which Heliospace currently has one customer (EarthGuardTM) and seed project funded by a second customer to study the development of a private lunar mission.

Success in one or more of these programs will continue our evolution to a comprehensive solutions provider for remote sensing, domain awareness and other customer-driven applications as our company expertise and capabilities increase.

The Company has elected to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7201(a)) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers.

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has irrevocably elected to avail itself of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not emerging growth companies.

For so long as we are an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to:

●	Being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this report (notwithstanding this reduced requirement, have presented three years of audited consolidated financial statements in this report);

●	Not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley Act”) in the assessment of our internal control over financial reporting;

●	Not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditors’ report providing additional information about the audit and the financial statements;

●	Reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

●	Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

The Company may remain an “emerging growth company” until as late as the fiscal year-end following the fifth anniversary of the completion of the IPO, though the Company may cease to be an emerging growth company earlier under certain circumstances, including if (a) the Company has more than $1.235 billion in annual revenue in any fiscal year, (b) the market value of common stock that is held by non-affiliates exceeds $700 million as of the last business day of the second quarter of its most recently completed fiscal year; or (c) we issue more than $1.0 billion of non-convertible debt over a three-year period.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We are also a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). To the extent that we continue to qualify as a smaller reporting company after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an emerging growth company may continue to be available to us as a smaller reporting company, including: (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act; (ii) scaled executive compensation disclosures; and (iii) the requirement to provide only two years of audited financial statements, instead of three years.

Intellectual Property and Protection

The Company has certain proprietary products and processes which are maintained as trade secrets. The Company has no filed or registered copyrights, trademarks or patents. Work on government contracts is generally conducted under the Federal Acquisition Regulation (FAR) rights in data clause, for which we claim limited rights to key technologies on a case-by-case basis. For non-government contracts, proprietary products are protected by non-disclosure agreements, and allocation of rights agreements as appropriate. In addition, each employee signs a proprietary information and inventions agreement. In general, critical details of proprietary products are withheld from release in customer interactions based on the judgement of company leadership.

Seasonality in Our Business

We do not believe our business is subject to significant seasonal variation.

Employees

As of October 31, 2024, we had approximately 31 employees all of whom are fulltime. In addition, we had less than 12 parttime staff, including interns and consultants. Most of our fulltime employees are highly trained, primarily in the areas of mechanical, structural and systems engineering and thermal analysis. We are not party to any collective bargaining agreements. Our employees are critical to our long-term success and essential to helping us meet our goals. It is crucial that we continue to attract, retain and motivate exceptional and high-performing employees. To that end we provide competitive salaries and full benefits including health plans, 401K contributions, paid time off, compensatory time and employee stock options.

Government Regulation

Our business is subject to a wide range of laws and regulations at the federal, state, and local levels including employment, health care and safety, privacy, data security, environmental, and other requirements. Compliance with these laws and regulations requires management by the Company, including legal assistance, use of professional employment organizations, and other resources on an ongoing basis. Changes in laws and regulations, and their variations in local jurisdictions, require monitoring and research in order to ensure compliance, and obtain the appropriate licenses, certificates, permits, and other documentation necessary to conduct business. Many of these laws and regulations are typical of most business activities, whereas we describe additional regulations at the federal level specific to our company below.

We currently hold and will continue to pursue contracts with NASA and other U.S. government agencies and will thus be subject to Federal Acquisition Regulation. U.S. government contracts require specialized accounting procedures involving direct and indirect cost, and with fee amounts limited by government or agency policies. Government contracts require both financial and compliance audits that may result in the recovery of funds after expenditure and other cost adjustments. Additional scrutiny may result in additional audits and reviews, triggered by technical or programmatic failures or other events. Gross violations of these policies can result in administrative sanctions such as suspension or debarment from doing business with the U.S. government, or civil and criminal penalties. Contracts subject to the Federal Civil False Claims Act include provisions allowing individuals such as employees to file claims on behalf of the U.S. government for contract violations and other unlawful activities. In addition, working with the U.S. government requires disclosure of certain company information, and mandatory labor, non-discrimination, and environmental compliance among many other requirements. These aspects of the U.S. government regulation of contracts increase the overhead costs associated with contract compliance and adds additional risks in conducting these transactions, while the limited fee structure allowed may limit profit under these contracts.

International space law dictates that all commercial activities in space must obtain the authorization and ongoing supervision of a state, which typically takes the form of a license, and all U.S. space companies are therefore subject to U.S. space policies and regulations. The licenses, approvals, and legality of these activities will vary with customers and applications and evolve over time as political bodies and other stakeholders influence the space law framework. The legal framework of each new contract involving activities in space needs to be individually evaluated. Significant ongoing regulations in this context include the protection and oversight of any transfer of hardware or technology to foreign entities, as governed by the International Traffic and Arms Regulations (ITAR) or the U.S. Department of Commerce. U.S. space companies are responsible for ensuring that foreign persons or entities do not have access to applicable technology under ITAR without obtaining an approved government license. ITAR compliance requires registration with the Directorate of Defense Trade Controls (DDTC), followed by generation and submission of ITAR compliant export licenses. Protection of data subject to ITAR requires employee training and cybersecurity measures. The Company believes these efforts can collectively cost more than tens of thousands of dollars between both fees and personnel costs but has not incurred any material costs related to ITAR registration to date. For technology not subject to ITAR, shipment or transfer of space technology to foreign entities must obtain a license under the U.S. Department of Commerce. Significant resources can be required to assess and manage these processes to avoid civil or criminal liability. Obligations required under these regulations include registration with the Directorate of Defense Trade Controls (DDTC) and familiarization with the classification of commodities according to Export Administration

Regulations (EAR). Ongoing monitoring of changes in export control laws is an important activity that must be maintained to ensure compliance. Additional obligations include the acknowledgment and proper management of customer-supplied technology or information subject to ITAR or EAR.

Facilities

The Company leases its current manufacturing and office facility, located at 2448 Sixth Street, Berkeley, CA 94710. The leased square footage is 20,000 square feet, at a cost of $38,192 monthly plus expenses. The five year lease commenced on June 1, 2022.

The Company also leases a workshop and office space of 3,100 square feet in San Luis Obispo, CA on a two year lease that commenced September 2023, at a cost of $3,909 per month.

Legal Matters

We are not currently party to any legal proceedings and we are not aware of any pending or threatened litigation against us that we believe could have a material adverse effect on our business, operating results or financial condition.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Statements in the following discussion that are not historical in nature are “forward-looking statements.” You can identify forward-looking statements by the use of words such as “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” and similar expressions. Although we believe the expectations reflected in these forward-looking statements are reasonable, such statements are inherently subject to risk and we can give no assurances that our expectations will prove to be correct. Actual results could differ from those described in this registration statement because of numerous factors, many of which are beyond our control.

The following discussion of our financial condition and results of operations should be read in conjunction with our audited financial statements and the related notes thereto and other financial information appearing elsewhere in this report. We undertake no obligation to update any forward-looking statements in the discussion of our financial condition and results of operations to reflect events or circumstances after the date of this report or to reflect actual outcomes.

Overview of Operations

Heliospace, our wholly owned subsidiary, was incorporated on March 6, 2018 as a Delaware corporation. Heliospace is an aerospace company specializing in the design, engineering, assembly and test of space flight qualified hardware, providing systems engineering, modeling, analysis, integration and test services to customers in government, commercial, private and non-profit markets. Heliospace designs, fabricates, assembles and tests space qualified hardware. Examples of this product line included the radar antennas for the NASA Europa Clipper mission, the antennas for the SunRISE CubeSat constellation, and deployable systems and sensors for numerous lunar landers and the Mars Sample Return program. Heliospace also provides systems engineering, integration and test, and mission formulation services. Examples of this service include support for the design, testing, and launch of the James Webb Space Telescope, formulation and design of the Roman Space Telescope, Habworlds Observatory, Mars Sample Return, and the Atmospheric Observing System.

In January 2024, by way of a share exchange accounted for as a reverse acquisition, Web3 Corporation, a Florida corporation that was originally incorporated under the name Stirling Bridge Group, Inc. and was a specialized small business venture lender, acquired 100% of the stock of Heliospace, and changed its name from Web3 Corporation to Helio Corporation (the “Business Combination”). Heliospace was the accounting acquirer in the Business Combination and was determined to be the sole predecessor of Helio Corporation. Accordingly, this discussion and analysis, and the financial statements included elsewhere in this report, reflect the financial condition and results of operations of Helio Corporation and its sole consolidated subsidiary, Heliospace, after the Business Combination and of Heliospace prior to the Business Combination.

Recent Developments

On July 1, 2024, we amended our articles of incorporation with the Secretary of State of Florida. Pursuant to the amendment, we eliminated our authorized Class B Common Stock and $10,000,000 Series A Preferred Stock, neither of which were any shares outstanding. Our currently authorized capital consists of one hundred million (100,000,000) shares of common stock, no par value per share, and twenty million (20,000,000) shares of “blank check” preferred stock, par value $0.0001 per share. Our Class A Common Stock is referred to herein as our common stock.

On December 27, 2024, the Company filed a registration statement on Form S-1 (File No. 333-284062) with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, which was amended on January 31, 2025, February 13, 2025 and February 21, 2025 (the “Registration Statement”) in connection with the Company’s proposed firm commitment public offering of 3,333,334 shares of common stock of the Company for a purchase price within the range of $4.00 to $5.00 (the “Offering”). The Registration Statement has not yet been declared effective by the SEC, and there can be no assurances that the Registration Statement will declared effective by the SEC or that the Offering will be consummated.

In connection with the Offering, we have applied to have our common stock listed on the NYSE American under the symbol “HLEO.” There is no assurances that our listing application to have our common stock listed on the NYSE American will be approved. If our application is not approved, we will not consummate the Offering.

If our listing application with NYSE American is approved, we will file a Form 8-A with the SEC to register our common stock under Section 12(b) of the Exchange Act, thereby becoming subject to the reporting requirements of Sections 13(a) or 15(d) of the Exchange Act. As an SEC reporting company, we will no longer be eligible to file reports under Regulation A and will be required to comply with the reporting obligations of the Exchange Act. This includes, but is not limited to, filing annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and proxy or information statements. Additionally, we will be subject to the corporate governance standards of the Sarbanes-Oxley Act and NYSE American.

Results of Operations

Comparison of the twelve months ended October 31, 2024 to the twelve months ended October 31, 2023

The following table provides certain selected financial information of Helio for the periods presented:

	Twelve Months Ended October 31,
	2024	2023	Change	%
Revenue	$6,891,223	$9,209,329	$(2,318,106)	(25)%
Cost of revenue	4,153,190	5,686,451	(1,533,261)	(27)%
Operating expenses	4,483,188	3,461,997	1,021,191	(30)%
Operating (loss) income	(1,745,155)	60,881	(1,806,036)	n.m.
Other expense	(117,528)	(35,153)	(82,375)	234%
Net (loss) income	$(1,862,683)	$25,728	$(1,888,411)	n.m.

n.m. = not meaningful

Revenue

Revenue for the fiscal year ended October 31, 2024 decreased by 25% to $6,891,223 from $9,209,329 in the fiscal year ended October 31, 2023, reflecting a lower overall volume of work compared to the prior fiscal year due to the pause, in early calendar year 2024, and the ongoing reformulation of the NASA Mars Sample Return program, coupled with an overall downturn in NASA hardware contract awards and a delay in at least one commercial contract. For the twelve months ended October 31, 2024, we serviced 16 customers, of which two were direct government customers and one was a private foundation. There were five commercial and five non/not-for-profit customers that we manufactured products as a subcontractor for their government customer, and four commercial customers. For the twelve months ended October 31, 2023, we serviced 11 customers, of which one was a direct government customer, one was a private foundation, five were commercial customers and four were non/not-for-profit customers that we manufactured products as a subcontractor for their government customer.

Cost of revenue

The 27% decrease in cost of revenue for the fiscal year ended October 31, 2024 to $4,153,190 from $5,686,451 for the fiscal year ended October 31, 2023 mainly reflected the decreased business volume described above. As a percentage of revenue, cost of sales amounted to 60% and 62% in the fiscal year 2024 and 2023, respectively.

Operating Expenses

	Twelve Months Ended October 31,
	2024	2023	Change	%
Operating expenses
Professional fees	$359,077	$78,007	$281,070	360%
Facilities expense	736,062	917,348	(181,286)	(20)%
Depreciation	22,663	19,506	3,157	16%
Other general and administrative(1)	3,365,386	2,447,136	918,250	38%
Total	$4,483,188	$3,461,997	$1,021,191	30%

(1)	Including right of use asset amortization.

Overall operating expenses increased by $1,021,191, or 30%, to $4,483,188 for the twelve months ended October 31, 2024, as compared to $3,461,997 for the twelve months ended October 31, 2023, mainly driven by higher other general and administrative expenses, reflecting higher labor costs and professional fees, mainly in connection with the Business Combination and preparation for the Offering and increased business development costs in our efforts to broaden our customer base to include more commercial customers. These increases were partially offset by lower facilities costs, reflecting the termination of one office lease during fiscal year 2023 and increased cost control of remaining facilities.

Other Expense

We have not recorded income tax expense or benefit in the fiscal years ended October 31, 2024 and 2023, because of our tax loss carryforwards. We had approximately $1,508,000 of net operating loss carry forwards to offset future federal taxable income as of October 31, 2024.

We recorded $89,178 in interest expense in the fiscal year ended October 31, 2024 compared to $35,153 in the fiscal year ended October 31, 2023, reflecting our increased amount of average outstanding debt and increased rates of interest thereunder. In addition, in fiscal year 2024, we incurred a $28,350 debt extinguishment expense in connection with the amendment of one our outstanding notes. See “— Liquidity and Capital Resources” and Notes 4 and 5 to our audited consolidated financial statements included elsewhere in this report.

Net Income

Our net loss for the twelve months ended October 31, 2024 was $1,862,683, compared to net income of $25,728 for the twelve months ended October 31, 2023. The change was due to the reasons discussed above.

Liquidity and Capital Resources

We have historically funded our working capital, research and development and capital expenditure requirements and other commitments (including debt service and repayment) from our operating cash flows, debt financing and, to a limited extent, issuances of equity. While we have historically experienced negative cash flows from operations (including due to the timing of working capital items), we believe that our cash resources, including our cash on hand, operating cash flows and the proceeds of the Offering, will be sufficient to meet our working capital and other requirements for a period of at least twelve months from the date of this report.

Over the longer term, even after giving effect to the Offering, we expect that we will need to raise substantial additional capital to accomplish our business plan over the next several years. There can be no assurance as to the availability, if any, or terms upon which such financing and capital might be available in the future.

As of October 31, 2024, we had cash and cash equivalents of $551,552, an increase of $47,217 from $504,335 as of October 31, 2023.

Over the last three fiscal years, the Company issued unsecured notes to certain shareholders with an aggregate outstanding principal balance of $552,877 as of October 31, 2024. The proceeds from these notes were used to meet working capital and cash flow management needs. The notes bear interest at between 6.5% and 11.25% per annum. As of October 31, 2024, the interest accrued on these notes is $13,619. $370,000 of these notes mature within the current 2025 fiscal year, and the remaining $182,877 of these notes mature in the 2026 and 2027 fiscal years. All unpaid principal, accrued interest, and other amounts owing under the above notes are paid at maturity. Upon the occurrence and during the continuance of any default by the Company under any of the above notes, which default is not cured within fifteen (15) days following written notice of such default from the payee, the payee may declare the entire unpaid principal and unpaid interest immediately due and payable.

In fiscal year 2024, the Company incurred debt from unrelated parties under notes payable in the aggregate principal amount of $1,400,000. These notes bear interest between 9.75% to 12.00% and mature at various times during the year ending October 31, 2025. As of October 31, 2024, the interest accrued on these notes is $47,197. Certain of these notes were initially convertible but all such convertible notes were amended to eliminate the conversion features in consideration of the issuance by us and/or the transfer by our Officers of shares of our common stock. See Note 5 to our audited consolidated financial statements included elsewhere in this report. Interest on these notes is paid annually, quarterly, or at maturity, and principal on these notes is paid quarterly, or at maturity. Upon the occurrence and during the continuance of any default by the Company under any of the above notes, which default is not cured within fifteen (15) days following written notice of such default from the payee, the payee may declare the entire unpaid principal and unpaid interest immediately due and payable. Certain of these notes are secured by our accounts receivable, and by shares of our common stock pledged by Gregory Delory. In addition, certain of these notes become due, and the payees under certain of these notes have the right to accelerate their notes, upon the completion of the Offering.

In fiscal year 2025, the Company incurred debt from unrelated parties under notes payable in the aggregate principal amount of $150,000. These notes bear interest at 9.75% per annum and mature on January 9th and February 3rd of 2027. Interest and principal on these notes is paid at maturity. Upon the occurrence and during the continuance of any default by the Company under these notes, which default is not cured within fifteen (15) days following written notice of such default from the payee, the payee may declare the entire unpaid principal and unpaid interest immediately due and payable. As additional consideration for the notes, Gregory Delory agreed to transfer shares of our common stock from his personal holdings.

Cash Flows

	Twelve Months Ended October 31,
	2024	2023	2022
Cash provided by (used in) operating activities	$(1,560,375)	$(117,892)	$(107,162)
Cash provided by (used in) investing activities	$—	$(73,571)	$(29,354)
Cash provided by (used in) financing activities	$1,607,592	$67,027	$117,408
Cash on hand (end of period)	$551,552	$504,335	$628,771

Cash Flow from/used in Operating Activities

For the twelve months ended October 31, 2024, net cash used in operating activities was $1,560,375, compared to cash used by operating activities of $117,892 for the twelve months ended October 31, 2023 and cash used in operating activities of $107,162 for the twelve months ended October 31, 2022.

Our operating cash flow results for the last three fiscal years were affected by the aging and timing of certain working capital items. In fiscal year 2024, our negative operating cash flow was attributed mainly to our net loss, as described above, and a modest decrease in working capital items attributable mainly to an increase in work in progress.

During the twelve months ended October 31, 2024, the Company reported $1,560,375 of cash used by operating activities. The Company’s negative operating cash flow was attributed mainly to a net loss of $1,862,683, increased work in progress of $343,218, decrease in lease obligations of $340,543, and decrease in accounts payable of $223,330. This was offset by decreases in right of use asset amortization of $370,266, increase in accrued compensation of $205,224, and decrease in accounts receivable of $357,977.

During the twelve months ended October 31, 2023, the Company reported $117,892 of cash used by operating activities. The Company’s negative operating cash flow was attributed mainly to increased accounts receivable accounts of $419,934 and decrease in lease obligations of $206,944. This was offset by decreases in right of use asset amortization of $280,068 and increase in accrued compensation of $166,070.

During the twelve months ended October 31, 2022, the Company reported operating cash flows of $107,162, our cash flow used by operating activities was attributed mainly to increase in accounts receivable balances of $242,410, security deposits of $72,000 and decrease in lease obligations of $129,237. This was offset by $127,520 of accrued compensation, $178,860 of right of use amortization.

Cash Flows used in Investing Activities

During the twelve months ended October 31, 2023, net cash used in investing activities was $73,571, mainly to purchase property and equipment.

During the twelve months ended October 31, 2022, net cash used in investing activities was $29,354, mainly to purchase property and equipment.

Cash Flows from/used in Financing Activities

During the twelve months ended October 31, 2024, net cash from financing activities was $1,607,592, mainly reflecting the incurrence of new debt discussed above.

During the twelve months ended October 31, 2023, net cash provided by financing activities was $67,027, which included $67,027 in net proceeds from a note payable.

During the twelve months ended October 31, 2022, net cash provided by financing activities was $117,408, which included the paydown of debt in the amount of $232,592, offset by proceeds from notes payable of $350,000.

Material Cash Commitments. The Company’s material future cash commitments, to be paid from cash flows from operations, are to repay its current debt obligations and payments under leases for its facilities. The Company does not have any material commitments for capital expenditures. The following table shows the material future commitments for the years ending October 31:

Year ended October 31,	Leases	Debt	Total
2025	$503,124	$620,000	$1,123,124
2026	477,956	1,222,877	1,700,833
2027	283,626	110,000	393,626
2028	—	—	—
2029	—	—	—
Total	$1,264,706	$1,952,877	$3,217,583

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities.

Critical Accounting Policies and Significant Judgments and Estimates

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our financial statements included elsewhere in this report, we believe that the following accounting policies are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

We believe our most critical accounting policies and estimates relate to the following:

●	Revenue Recognition

●	Inventory

●	Lease Accounting

Revenue Recognition

Revenue related to contracts with customers is evaluated utilizing the following steps: (i) Identify the contract, or contracts, with a customer; (ii) Identify the performance obligations in the contract; (iii) Determine the transaction price; (iv) Allocate the transaction price to the performance obligations in the contract; (v) Recognize revenue when the Company satisfies a performance obligation.

Revenues from cost-plus and time and materials contracts are recognized with each invoice. For fixed price contracts including purchase orders with specific priced milestone deliveries, revenue is recognized upon invoicing for each milestone completed. Revenue on fixed price contracts that are still in progress at month end are otherwise recognized on the percentage-of-completion method, measured by the percentage of total costs incurred to date to the estimated total costs for each contract. This method is used because management considers total costs to be the best available measure of progress on these contracts.

Inventory

Inventory consists of work in progress and consists of estimated revenue calculated on a percentage of completion based on direct labor and materials in relation to the total contract value. The Company does not maintain raw materials nor finished goods.

Leases

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities — current, and operating lease liabilities — noncurrent on the balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we generally use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Leases with a lease term of 12 months or less at inception are not recorded on our balance sheet and are expensed on a straight-line basis over the lease term in our statement of operations.

Item 3. Directors and Officers

The following table sets forth the name, age and position of our executive officers and directors. Executive officers are elected annually by our Board of Directors. Each executive officer holds his office until he resigns, is removed by the Board, or his successor is elected and qualified. Directors are elected annually by our shareholders at the annual meeting. Each director holds his office until her or his successor is elected and qualified or her or his earlier resignation or removal.

Name	Age	Position	Term of Office
Gregory T. Delory(1)	55	President, CEO, Chairman of the Board of Directors	Since March 2018
Joseph T. Pitman(1)	65	Director and Chief Technology Officer	Since March 2018
Paul S. Turin(1)	64	Director and Chief Engineer	Since March 2018
Erick Frim	67	Interim Chief Financial Officer	Since December 2024
John F. Cole(2)	86	Director Nominee	Nominee
Brad L. Morrison(2)	51	Director Nominee	Nominee
Laura A. Price(2)	67	Director Nominee	Nominee

(1)	Mr. Delory, Mr. Pitman and Mr. Turin comprise the current Board of Directors for Helio Corporation and have each served as director since January 3, 2024. Additionally, Mr. Delory, Mr. Pitman and Mr. Turin comprise the Board of Directors for Heliospace and have each served as director since the founding in March 2018 of Heliospace Corporation.

(2)	Mr. Cole, Mr. Morrison and Ms. Price have each consented to assume office as a director for Helio Corporation upon the listing of the common stock on the NYSE American.

Gregory T. Delory, (President, CEO; Chairman of the Board of Directors) has nearly 30 years of experience as a space scientist, co-investigator, project scientist and manager on space flight programs in university, NASA, aerospace and startup company environments. He has worked on space instrument development, requirements, mission design and data production from numerous NASA space flight projects including orbiters for the Earth, Moon and Mars, as well as planetary landers. He has a Ph.D. in Physics from the University of California at Berkeley and was a recipient of the F.L. Scarf award for outstanding graduate thesis. Mr. Delory has served as CEO of the Heliospace Corporation since co-founding the company in March 2018.

Joseph T. Pitman (Chief Technology Officer; Director) has over 40 years of experience as an engineer, systems engineer and manager on Hubble Space Telescope, International Space Station, James Webb Space Telescope and numerous other systems and payloads for astronomy, astrophysics and earth observation. Previously, he worked 15 years on marine industry projects, including submarines, advanced sonars, phased array radars, surface ships and renewable energy ocean platforms. His experience spans all phases of project development, including early-stage concepts, trade studies, preliminary design, engineering, analysis, costing, risk assessment, project formulation, technology maturation, detailed design, build, assembly, test qualification, flight operations, vehicle testing and on-orbit servicing. He has a BS in Aerospace Engineering from University of Maryland and an MS in Mechanical Engineering from George Washington University. He is a co-founder of Heliospace and has served as the CTO since March 2018.

Paul S. Turin (Chief Engineer; Director) has over 35 years of experience in the design, assembly, test and delivery of mechanical systems for over 120 instruments and mechanisms on over 30 space flight missions during a career at The University of California Space Sciences Laboratory, private companies and Heliospace. He has been the lead mechanical engineer on 8 space flight missions, Examples of his work include deployable mechanisms and instruments on the NASA STEREO, THEMIS, Van Allen, NuSTAR, MAVEN, ICON, Solar Orbit and Solar Probe Plus spacecraft for which has received numerous NASA Group Achievement Awards. He has a Bachelor of Science in Mechanical Engineering from the University of California, Berkeley. He is a co-founder of Heliospace and has served as the Chief Engineer since March 2018.

Erick Frim (Interim Chief Financial Officer) has over 40 years of experience as an accountant, financial executive and consultant. He joined Helio Corporation in December 2024. In 2019 he joined CFO Squad and as a partner in the CFO Squad, LLC Mr. Frim advised clients on technical accounting and regulatory compliance, assisting numerous companies with their initial public offerings. Prior to the CFO Squad, Mr. Frim served as a director in the public company audit practice of EisnerAmper LLP. Mr. Frim as also served as a financial executive for digital media pioneer DIVA Systems Corporation. A former CPA, he has a BS in Accounting from Ball State University.

John F. Cole (Director Nominee) has over 45 years of experience in high technology, defense electronics and space industries. He has been self employed as a consultant and managing private family investments since 2008. Prior to that time, he served as President, CEO and board member in both public and private companies with revenues ranging from start-ups to $200 million. He has participated in most U.S. space programs leading up to and including the Apollo missions. Among these include Mariner, Surveyor, Lunar Orbiter, Ranger, Mercury, Gemini, Saturn, and Pioneer. His experience includes programs such as the PATRIOT air/ground systems, F-5 radar, Earth stations, Air Navigation TACAN, Power Systems for defense, Anechoic/EMI systems, and worldwide Terrestrial Communications products. He was President and group manager of multiple divisions at Emerson Electric Co. (EMR NYSE), President of multiple companies of Charterhouse Technologies, and President of Dynatech Microwave Technology. Among his successful turnarounds, Mr. Cole served as President of Polyphaser Corp., and as President/CEO Hytek Microsystems (HYTK, NASDAQ). Mr. Cole’s experience on other boards, as an executive, and as a consultant includes Sectarian Corp (SPCT, NASDAQ), American Microwave Corp, Integra Technologies Inc., and Amplica Inc. (NASDAQ). He has an MBA, with honors from Pepperdine University, 1977.

Brad L. Morrison (Director Nominee) became a Partner at Donald Capital LLC, an Aerospace & Defense focused Investment Bank, in September 2023. Since January 2021 he has served as managing member of Watauga, a management consulting and holding company. From October 2019 through December 2021, he held the role of Corporate Development Director for Global Infotek Inc. He was recently appointed to the Board of Commissioners to the inaugural Texas Space Commission. He also is a member of the Business Executives for National Security, Boerne Kendall County Angels Network and Texas National Security Innovation Council and former honorary commander for the United States Air Force 67th Cyberspace Wing. Mr. Morrison was a Distinguished Graduate earning a Bachelor of Science in Management from the United States Air Force Academy and a Master of Science in Telecommunications from Southern Methodist University. He holds the FINRA Series 7, 79, 24 and NASAA Series 63 securities licenses.

Laura A. Price (Director Nominee) is a former partner at KPMG, where she served for over 25 years, providing financial reporting and risk management services to clients in the federal government. From June 2000 to September 2021, Ms. Price served as an audit and advisory partner in KPMG’s federal consulting practice, where she helped build the firm’s federal advisory presence and led a variety of financial management and operational improvement engagements for numerous federal agencies in all sectors, including the U.S. intelligence agencies, DoD components, legislative agencies and a number of federal civilian agencies. Prior to her appointment as a partner at KPMG in 2000, Ms. Price served as an audit senior manager. While at KPMG, Ms. Price authored multiple publications on a litany of topics on risk management, ranging from broad topics such as enterprise risk management to more focused risks such as human capital and talent management. Ms. Price is a Certified Public Accountant licensed in several states, a member of the American Institute of Certified Public Accountants and the Association of Government Accountants. Ms. Price received a Bachelor of Science in Business Administration with a concentration in accounting from Michigan Technical University and a Master of Arts in Organizational Management from George Washington University. From January 2021 through December 2023, Ms. Price served as Audit Committee Chair of the board of Knightswan Acquisition Corporation (KNSW), a special purpose acquisition company.

Family Relationships

No director, executive officer, or individual nominated or selected to become a director or executive officer has any family relationship, whether by blood, marriage, or adoption, that is closer than first cousin.

Involvement in Certain Legal Proceedings

The Company’s directors and officers have not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

Except as set forth in our discussion below in “Certain Relationships and Related Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Executive Compensation

Summary Compensation Table(3)

Name and Principal Position	Fiscal Year Ended	Salary ($)		All Other Compensation ($)		Total ($)
Gregory T. Delory CEO and Director	2024	$274,144		$4,476	(1)	$278,620

Paul S. Turin Director and Chief Engineer	2024	$202,051	(2)	$4,476	(1)	$206,527

Joseph T. Pitman Director and Chief Technology Officer	2024	$374,400		$0		$374,400

Directors (as a group)	2024	$850,595		$8,952		$859,547

(1)	Health plan stipend.

(2)	Reflects a temporary reduction in hours at Mr. Turin’s request.

(3)	No non-employee director received compensation in 2024.

Emerging Growth Company Status

As an emerging growth company, we are currently exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Employment Agreements

We have not entered into employment agreements with any of our employees, officers and directors. However, we intend to enter into such agreements, as described below, prior to the completion of the Offering.

Mr. Delory, Mr. Pitman and Mr. Turin (“Named Executive Officers”) will be party to employment agreements with Helio. We do not intend to enter into an employment agreement with Mr. Frim, who serves as our interim chief executive officer. The proposed employment agreements each provide for annual base salary, target bonus opportunity, paid vacation, reimbursement of reasonable business expenses and eligibility to participate in our benefit plans generally. The amount of base salary and bonus opportunity provided for each of our Named Executive Officers under their respective proposed employment agreements are as follows: for Mr. Delory, a base salary of $295,360 and target annual bonus of 50% of his base salary; for Mr. Pitman, a base salary of $374,400 and target annual bonus of 50% of his base salary; and for Mr. Turin, a base salary of $299,520 and target annual bonus of 50% of his base salary.

The Named Executive Officers may be eligible for Restricted Stock Unit Awards under an equity incentive plan yet to be adopted by the Board and approved by the stockholders of the Company entitled to vote thereon. The amount of any equity award will be determined in the sole discretion of the Compensation Committee based upon criteria established by the Board or the Compensation Committee in its sole discretion according to the terms of such plan when adopted.

The proposed employment agreements also provide for certain severance benefits upon a resignation by the applicable Named Executive Officer for “Good Reason,” upon a termination by Helio without “Cause,” or due to the Named Executive Officer’s death or “Disability.”

Retirement Benefits

We do not have a defined benefit pension plan or nonqualified deferred compensation plan. Heliospace currently maintains a retirement plan intended to provide benefits under Section 401(k) of the Code (as defined below), pursuant to which employees, including the Named Executive Officers, can make or have made voluntary pre-tax contributions. Heliospace has provided matching contributions to all eligible employees, including our Named Executive Officers. All contributions under the plan are subject to certain annual dollar limitations, which are periodically adjusted for changes in the cost of living.

Potential Payments Upon Termination or Change in Control

The proposed employment agreement for each of the Named Executive Officers provides that upon a termination of employment by Helio for any reason other than for “Cause,” upon resignation for “Good Reason,” or death or disability, the Named Executive will receive: (i) any accrued but unpaid benefits; (ii) cash severance payment in an amount equal to two times (2x) the amount of the target annual bonus for the calendar year in which employment is terminated; (iii) continued payments of then current base salary for twenty-four (24) months; (iv) payment of an amount equal to COBRA premiums for a maximum of twenty-four (24) months; (v) immediate vesting as of termination date of (a) the number of then-unvested shares subject to any time-based equity awards previously granted by the Company that would have vested had employment continued for an additional twenty-four (24) months after the separation from service, or (b) in the event of a qualifying termination constituting separation from service that occurs within three (3) months prior to or within eighteen (18) months following the closing of a Change of Control, of one hundred percent (100%) of then-unvested shares of any time-based equity awards previously granted as of the separation from service date. The severance benefits described in this paragraph are subject to the Named Executive’s execution of a general release of claims and continuing compliance with the terms of the employment agreement and restrictive covenants including the confidentiality agreement.

The proposed employment agreement for each of the Named Executive Officers provides that upon a termination of employment by Helio for “Cause,” upon resignation without “Good Reason,” or upon death or disability, the Named Executive will receive: (i) all accrued but unpaid base salary through the date of your employment termination, (ii) any unpaid or unreimbursed expenses, and (iii) any benefits provided under the Company’s employee benefit plans upon a termination of employment (excluding any employee benefit plan providing for severance or similar benefits).

“Cause” means, subject to certain notice and cure provisions, any of the following: (i) any material breach by the Named Executive Officer of any material written agreement between such executive and the Company and such executive’s failure to cure such condition (if curable) within thirty (30) days after receiving written notice thereof; (ii) any failure by such executive to comply with the Company’s material written policies or rules as they may be in effect from time to time; (iii) such executive’s willful failure to follow reasonable and lawful instructions from the Board and his failure to cure such condition (if curable) within thirty (30) days after receiving written notice thereof; (iv) such executive’s conviction of (including a plea of guilty or nolo contendere) to, any crime that results in, or is reasonably expected to result in, material harm to the business or reputation of the Company; (v) such executive’s commission of or participation in an act of fraud; (vi) such executive’s misconduct that results in material damage to the Company’s business, property or reputation; or (vii) such executive’s unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom he owes an obligation of nondisclosure as a result of his relationship with the Company.

“Change of Control” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events: (i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then-outstanding voting securities; (ii) the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets; (iii) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation or (iv) any other transaction which qualifies as a “corporate transaction” under Section 424(a) of the Code wherein the stockholders of the Company give up all of their equity interest in the Company (except for the acquisition, sale or transfer of all or substantially all of the outstanding shares of the Company).

“Good Reason” means, subject to certain notice and cure provisions, (i) a material reduction in the applicable Named Executive Officer’s base salary (unless pursuant to a salary reduction program applicable generally to the executive’s similarly situated employees not to exceed ten percent (10%)); (ii) a material reduction in the Named Executive Officer’s title or duties (including responsibilities and/or authorities); or (iii) relocation of the Named Executive Officer’s principal place of employment by more than thirty-five (35) miles.

Equity Incentive Plan

Summary of the Heliospace Equity Incentive Plan

We intend to adopt a Helio Corporation equity incentive plan through approval by the board of directors, and then submitting the plan to the shareholders of Helio Corporation at a special or annual meeting of shareholders. The Company intends that such plan will reflect the amended terms of a substantially similar plan originally adopted by Heliospace Corporation on July 1, 2018 and will provide for the grant of equity-based incentive awards to employees, directors, officers and consultants. For reference, the following description is of the Heliospace Equity Incentive Plan (the “Plan”).

Share Reserve

Other than shares in reserve for stock options previously granted that are not yet vested, exercised and/or issued, shares reserved under the Plan that had not been granted as of July 1, 2024 have been eliminated. Upon adoption of the Helio Corporation plan by the board of directors and shareholders of Helio Corporation, the plan will provide for an additional 1,500,000 shares of common stock of Helio Corporation.

Administration

The Plan is administered by the Board of Directors until and unless the Board delegates its administration to a Committee of the Board.

Eligibility

The Plan provides for the grant of equity-based incentive awards to our employees, directors, officers and consultants. Incentive Stock Options under the Plan may only be granted to employees.

Term

The 2018 Plan will terminate ten years from the date our Board approved the plan unless it is terminated earlier by our Board.

Stock Options (“Options”)

Options granted under the Plan may be exercisable at such times and subject to the Plan and such terms and conditions as the Board of Directors determines. The maximum exercisable term of options granted under the Plan is the earlier of (i) 10 years from the grant date, (ii) three months after the date of termination of employment other than upon death, disability or cause, (iii) one year after the date of separation from service for death or disability, (iv) upon termination for cause or (v) the expiration of the term of the option.

Options granted under the Plan may not be transferred in any manner other than by will or by the laws of descent and distribution and all such rights will be exercisable, during the participant’s lifetime, only by the participant, except that the Option holder may by delivery of written notice, in form satisfactory to the Company, designate a third party who in the event of the death of the Option holder shall thereafter be entitled to exercise the Option subject to the terms of the option grant.

Restricted Stock Awards (“RSA”)

RSA awarded under the Plan are subject to the Plan and such terms and conditions as the Board of Directors determines. The price to be paid by the participant shall not be less than the common stock’s fair market value on the date of award or at the time purchase is consummated, however, RSA may be awarded as a stock bonus. The Company may repurchase or reacquire any shares that have not vested as of the date of termination of a participant’s continuous service.

The Board of Directors shall determine terms and conditions for transferability of RSAs, at its discretion.

There are no outstanding RSAs.

Stock Appreciation Rights (“SARs”)

SARs are subject to the Plan and such terms and conditions as the Board of Directors determines. The appreciation distribution will not be greater than an amount equal to the excess of (i) aggregate fair market value on the date of exercise over (ii) the fair market value of a share of common stock at the time of grant of the SARs or in the case of ten percent stockholders, 110% of such fair market value. Unvested SARs are forfeited on the date of termination of a participant’s continuous service.

There are no outstanding SARs.

Additional Provisions

The Plan provides for the Board of Directors to take actions in regard to outstanding Options and Equity Incentives in the event of capitalization adjustments, dissolution or liquidation or corporate transactions (as defined in the Plan) and the Plan should be referred to for specific actions and situations.

Item 4. Security Ownership of Management and Certain Securityholders

PRINCIPAL STOCKHOLDERS

The following table sets forth information as to the shares of common stock beneficially owned as of February 21, 2025, by (i) each person known to us to be the beneficial owner of more than 10% of our common stock; (ii) each director; (iii) each executive officer; and (iv) all of our directors and executive officers as a group. Unless otherwise indicated in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power over the shares of common stock shown as beneficially owned by them and the address of each beneficial owner listed on the table is c/o Helio Corporation, 2448 Sixth Street, Berkeley, CA 94710. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, which generally means that any shares of common stock subject to options currently exercisable or exercisable within 60 days of the determination date are considered to be beneficially owned, including for the purpose of computing the percentage ownership of the person holding such options, but are not considered outstanding when computing the percentage ownership of each other person. Our determination of beneficial ownership is based on 11,263,633 shares of common stock outstanding on February 21, 2025.

	Shares Beneficially Owned 1)	% of Outstanding Shares
Gregory T. Delory, Officer and Director	3,416,240	30.33%
Joseph T. Pitman, Officer and Director	2,824,064	25.07%
Paul S. Turin, Officer and Director	2,536,341	22.52%
Total of Officers and Directors as a Group	8,776,645	77.92%

(1)	All shares owned by the officers, directors, and persons known to be the beneficial owner of more than 10% of the Company common stock are owned outright and none are acquirable upon exercise or conversion of outstanding warrants, options, notes or other derivative securities.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

Shareholder Loans

In addition to the compensation arrangements with directors and executive officers described under the section titled “Executive Compensation,” the following is a description of transactions with respect to which the Company was a party since January 1, 2022 in which the amount involved exceeded or will exceed the lesser of $120,000 and one percent of the average of the issuer’s total assets at year end for the last two completed fiscal years and in which any of our executive officers, directors or holders of more than 10% of any class of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Between April 2022 and October 2024, Paul Turin, shareholder and director, made various loans to the Company. As of October 31, 2024, the aggregate principal balance of these loans was $480,000 plus accrued interest of $11,484. The outstanding principal balance under these loans at October 31, 2023 and October 31, 2022 was $400,000 and $350,000, respectively. The loans terms are for 36 months and are classified as current and non-current, as applicable, liabilities on the balance sheet and accrue interest at a rate of 6.5% to 11.25% per annum, which, along with all principal, shall be due at maturity. These notes are unsecured and are not convertible into equity instruments. There have been no principal payments made on these loans. Interest payments of $25,266 were made in the fiscal year ending October 31, 2024. The loans mature as follows: $250,000 in April of 2025, $100,000 in August of 2025, $50,000 in February of 2026 and $80,000 in February of 2027. The Company plans to pay these loans from normal operating cash in the ordinary course of business when due.

In March 2024, Gregory Delory, shareholder and director, made various loans to the Company. As of October 31, 2024, the aggregate principal balance of these loans was $62,877 plus accrued interest of 2,125. The loan terms are for 23 and 36 months, are classified as non-current liabilities on the balance sheet and accrue interest at a rate of 10.6586 % to 10.99% per annum, which along with all principal shall be due at maturity. These notes are unsecured and are not convertible into equity instruments. Principal payments of $17,123 and interest payments of $3,383 were made in the fiscal year ending October 31, 2024. The loans mature as follows: $37,888 in February of 2026 and $24,989 in March 2027. The Company plans to pay these loans from normal operating cash in the ordinary course of business when due.

Indemnification of Officers and Directors

Our Bylaws include provisions that provide for indemnification, expense advancement and reimbursement for our directors and officers, to the maximum extent allowable under Florida law. We plan to enter into customary indemnification agreements with our officers or directors. We currently maintain directors’ and officers’ insurance covering certain liabilities that may be incurred by directors and officers in the performance of their duties.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is ClearTrust, LLC.

Stock Market Listing

Our shares of common stock are not listed or authorized for listing on any national stock exchange. Our shares of common stock are quoted on The OTC Markets Group’s Pink Market under the symbol “HLEO.” We have applied to list our shares of common stock on the NYSE American under the symbol “HLEO.” There can be no assurances that our listing application will be approved.

Limitations on Liability and Indemnification of Officers and Directors

Florida law authorizes corporations to limit or eliminate (with a few exceptions) the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our Articles of Incorporation and Bylaws include provisions that eliminate, to the maximum extent allowable under Florida law, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be. Our Articles of Incorporation and Bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent permitted by Florida law. We are also expressly authorized to carry directors’ and officers’ insurance for our directors, officers, employees and agents for some liabilities. We currently maintain directors’ and officers’ insurance covering certain liabilities that may be incurred by directors and officers in the performance of their duties.

The limitation of liability and indemnification provisions in our Articles of Incorporation and Bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to the indemnification provisions in our Articles of Incorporation and Bylaws.

There is currently no pending litigation or proceeding involving any of the directors, officers or employees for which indemnification is sought.

In so far as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act, for at least 90 days, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. Rule 144(a)(1) defines an “affiliate” of an issuing company as a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Directors, officers and holders of ten percent or more of our voting securities (including securities which are issuable within the next 60 days) are deemed to be affiliates of the issuing company. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144. In general, under Rule144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than one of our “affiliates,” are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

●	1% of the number of shares of common stock then outstanding; or

●	the average weekly trading volume of our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.

EXPERTS

The financial statements of Helio Corporation as of October 31, 2024 and 2023 have been so included in reliance on the report of Astra Audit & Advisory, LLC of Tampa, Florida a registered PCAOB CPA firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

Item 7. Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Helio Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Helio Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Helio Corporation (the “Company”) as of October 31, 2024 and 2023, and the related consolidated statements of operations, changes in shareholders’ (deficit) equity and cash flows for each of the years ended October 31, 2024, 2023, and 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2024 and 2023 and the results of its operations and its cash flows for the years in the three-year period ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2024.

Tampa, Florida
December 27, 2024

3702 West Spruce Street #1430 ● Tampa, Florida 33607 ● +1.813.441.9707

HELIO CORPORATION
CONSOLIDATED BALANCE SHEETS

	October 31, 2024	October 31, 2023
Assets
Current Assets:
Cash	$551,552	$504,335
Accounts receivable, net	1,390,202	1,748,179
Work in progress	343,218	—
Prepaid expenses and other current assets	—	28,482
Total Current Assets	2,284,972	2,280,996

Property and equipment, net	87,389	110,053
Security deposits	76,655	76,655
Right-of-use asset, net	959,377	1,329,643
Total Non-current Assets	1,123,421	1,516,351
TOTAL ASSETS	$3,408,393	$3,797,347

Liabilities and Shareholders’ (Deficit) Equity

LIABILITIES
Current Liabilities:
Accounts payable and accrued expense	$140,439	$363,770
Accrued compensation	805,405	600,181
Shareholders notes payable	370,000	17,103
Notes payable	250,000	—
Operating lease obligations, current	503,124	498,540
Total Current Liabilities	2,068,968	1,479,594

Notes payable – shareholders, less current portion	182,877	410,000
Notes payable, less current portion	1,150,000
Operating lease obligations	608,723	953,850
Total Non-current Liabilities	1,941,600	1,363,850
Total Liabilities	4,010,568	2,843,444

Commitments and contingencies (Note 8)

Shareholders’ (Deficit) Equity
Common stock, no par value, 44,000,000 shares authorized; 11,263,633 and 2,218,700 shares issued and outstanding as of October 31, 2024 and 2023, respectively	339,861	33,256
Retained earnings	(942,036)	920,647
Total Stockholders’ (Deficit) Equity	(602,175)	953,903
Total Liabilities and Shareholders’ (Deficit) Equity	$3,408,393	$3,797,347

The accompanying notes are an integral part of these consolidated financial statements.

HELIO CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended
	October 31,	October 31,	October 31,
	2024	2023	2022
Revenue:
Service fees	$4,766,079	$7,386,214	$5,487,304
Engineering fees	1,593,475	1,318,853	1,099,771
Materials	531,669	500,020	1,776,525
Other	—	4,242	—
Total Revenue	6,891,223	9,209,329	8,363,600

Costs of revenue	4,153,190	5,686,451	5,888,945
Gross profit	2,738,033	3,522,878	2,474,655

Operating expenses
General and administrative expenses	3,273,332	2,374,012	1,970,150
Facilities expense	736,062	917,348	436,877
Professional fees	359,077	78,007	36,026
Depreciation expense	22,663	19,506	18,262
Right of use amortization	92,054	73,124	49,623
Total Operating Expenses	4,483,188	3,461,997	2,510,938
Operating (loss) income	(1,745,155)	60,881	(36,283)

Other (expense) income:
Interest (expense) income, net	(89,178)	(35,153)	9,747
Loss on debt extinguishment	(28,350)	—	—
Total other (expense) income	(117,528)	(35,153)	9,747

Provision for income taxes	—	—	—
Net (loss) income	$(1,862,683)	$25,728	$(46,030)

Basic and diluted net (loss) income per share	$(0.76)	$0.01	$(0.02)

Weighted average shares outstanding – basic	2,466,241	2,218,700	2,218,700
Weighted average shares outstanding – diluted	3,888,548	2,427,678	2,255,676

The accompanying notes are an integral part of these consolidated financial statements.

HELIO CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY
FOR THE YEARS ENDED OCTOBER 31, 2024, 2023 AND 2022

	No par-value
	Common Stock		Retained
	Shares	Amount	Earnings	Totals
Balances as of October 31, 2021 (as previously reported Heliospace )	16,000,000	$14,629	$940,949	$955,578
Conversion of shares due to recapitalization	(13,781,300)	(12,600)	—	(12,600)
Balances at October 31, 2021, effect of recapitalization	2,218,700	$2,029	$940,949	$944,784
Stock-based compensation*	—	—	—	0
Net Loss	—	—	(46,030)	(46,030)
Balances at October 31, 2022	2,218,700	$2,029	$894,919	$898,754

Balances as of October 31, 2022 (as previously reported)	16,000,000	$27,703	$894,919	$922,622
Conversion of shares due to recapitalization	(13,781,300)	4,783	—	4,783
Balances at October 31, 2022, effect of recapitalization	2,218,700	$32,486	$894,919	$927,405
Stock-based compensation*	—	770	—	770
Net income	—	—	25,728	25,728
Balances at October 31, 2023	2,218,700	$33,256	$920,647	$953,903

Balances as of October 31, 2023 (as previously reported)	16,000,000	$33,256	$920,647	$953,903
Conversion of shares due to recapitalization*	(4,736,367)	81,818	—	81,818
Balances at October 31, 2023, effect of recapitalization	11,263,633	$115,074	$920,647	$1,035,721
Stock-based compensation	—	196,437	—	196,437
Loss on debt extinguishment	—	28,350	—	28,350
Net loss	—	—	(1,862,683)	(1,862,683)
Balances at October 31, 2024	11,263,633	$339,861	$(942,036)	$(602,175)

*	Recasted shareholders’ equity of Helio Corporation

The accompanying notes are an integral part of these consolidated financial statements.

HELIO CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended October 31,
	2024	2023	2022
Net (loss) income	$(1,862,683)	$25,728	$(46,030)
Adjustments to reconcile net (loss) income to net cash (used in) operating activities
Depreciation and amortization	22,663	19,506	18,262
Stock-based compensation	196,437	5,553	13,074
Loss on debt extinguishment	28,350	—	—
Right of use asset amortization	370,266	280,068	178,860
Changes in assets and liabilities
Accounts receivable	357,977	(419,934)	(242,410)
Prepaid expenses and other current assets	28,482	—	9,017
Work in progress	(343,218)	—	—
Security Deposits	—	1,050	(72,000)
Accounts payable and accrued expenses	(223,330)	11,011	35,782
Accrued compensation	205,224	166,070	127,520
Operating lease liability	(340,543)	(206,944)	(129,237)
Net cash (used in) operating activities	(1,560,375)	(117,892)	(107,162)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	—	(73,571)	(29,354)
Net cash used in investing activities	—	(73,571)	(29,354)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes payable	1,400,000	67,065	350,000
Payments on notes payable	—	(38)	(232,592)
Proceeds from note payables – related parties	170,000	—	—
Repayment of notes payable – related parties	(44,226)	—	—
Recapitalization	81,818	—	—
Net cash provided by (used in) financing activities	1,607,592	67,027	117,408

NET INCREASE (DECREASE) IN CASH	47,217	(124,436)	(19,108)

CASH – BEGINNING OF PERIOD	504,335	628,771	647,879
CASH – END OF PERIOD	$551,552	$504,335	$628,771

CASH PAID DURING THE PERIOD FOR:
Interest expense	28,157	33,564	9,747
Income taxes	3,985	800	7,300

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Establishment of new lease obligation	—	—	1,788,571

The accompanying notes are an integral part of these consolidated financial statements.

HELIO CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 1: BUSINESS

Helio Corporation is a technology, engineering, and research and development (R & D) holding company serving commercial, government, and non-profit organizations. Products include hardware, systems, and services in aerospace and other markets for customers such as NASA, universities, and private space companies. Helio has one current subsidiary: Heliospace Corporation, a Delaware Corporation (“Heliospace”). Heliospace was incorporated on March 6, 2018. Heliospace is an aerospace company offering wide ranging solutions including space qualified hardware, systems engineering, analysis, management, and integration & test services for space missions. The customer base ranges from NASA and foreign space agencies to private companies, foundations, universities, and non-profits.

Heliospace designs, fabricates, assembles and tests space qualified hardware. Examples of this product line include the radar antennas for the upcoming NASA Europa Clipper mission, the antennas for the SunRISE CubeSat constellation, and deployable systems and sensors for numerous lunar landers and the Mars Sample Return program. Heliospace also provides systems engineering, integration and test, and mission formulation services. Examples of this service include support for the design, testing, and launch of the James Webb Space Telescope, formulation and design of the Roman Space Telescope, Habworlds Observatory, Mars Sample Return, and the Atmospheric Observing System.

Change-in-control Transaction

Helio Corporation was originally incorporated under the original name Stirling Bridge Group, Inc. on October 3, 2022, in Florida and is based in Berkeley, CA. In January 2024, the Company acquired 100% of the stock of Heliospace Corporation and changed its name from Web3 Corporation to Helio Corporation. The Company’s principal executive offices are located at 2448 Sixth Street, Berkeley, CA 94710.

The transaction was effected as a share exchange whereby Helio Corporation acquired all of the outstanding shares of Heliospace in exchange for 9,795,733 newly issued shares. The transaction was accounted for as a recapitalization of Heliospace as Heliospace was deemed the accounting acquirer. The historical financial statements are that of Heliospace, therefore the pre-transaction financial statements are of that of Heliospace. The transaction was effective on January 4, 2024 and combines the financial statements from the transaction date forwards.

Liquidity

The Company has historically funded its working capital, research and development and capital expenditure requirements and other commitments (including debt service and repayment) from our operating cash flows, debt financing and, to a limited extent, issuances of equity. While we have historically experienced negative cash flows from operations (including due to the timing of working capital items), the Company believes that its cash resources, including its cash on hand, operating cash flows, potential financial commitment from the current officers and the proceeds of the Offering will be sufficient to meet its working capital and other requirements for a period of at least twelve months from the date of this report.

In the event the transaction contemplated hereunder does not close and if the Company needs additional funding to sustain business operations, certain officers and directors have indicated a willingness to provide such funding as needed through December 31, 2025. The terms of such conditional funding have not been agreed to and will be determined if and when such conditional funding becomes necessary.

Over the longer term, we expect that we will need to raise substantial additional capital to accomplish our business plan over the next several years. There can be no assurance as to the availability, if any, or terms upon which such financing and capital might be available in the future.

As of October 31, 2024, we had cash and cash equivalents of $551,552, an increase of $47,217 from $504,335 as of October 31, 2023.

Over the last three fiscal years, the Company issued unsecured notes to certain shareholders with an aggregate outstanding principal balance of $552,877 as of October 31, 2024. The proceeds from these notes were used to meet working capital and cash flow management needs. The notes bear interest at between 6.5% and 11.25% per annum. $370,000 of these notes mature in the current 2025 fiscal year, and the remaining $182,877 mature in the 2026 or 2027.fiscal year. All unpaid principal, accrued interest, and other amounts owing under the above notes are paid at maturity. Upon the occurrence and during the continuance of any default by the Company under any of the above notes, which default is not cured within fifteen (15) days following written notice of such default from the payee, the payee may declare the entire unpaid principal and unpaid interest immediately due and payable.

HELIO CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 1: BUSINESS (cont.)

In fiscal year 2024, the Company incurred debt from unrelated parties under notes payable in the aggregate principal amount of $1,400,000. These notes bear interest at 9.75% and 12.00% and mature within the next two fiscal years. Certain of these notes were initially convertible but all such convertible notes were amended to eliminate the conversion features in consideration of the issuance by us and/or the transfer by certain of our shareholders of shares of our common stock. See Note 5. Interest on these notes either accrues or is paid quarterly or at maturity along with principal, as specifically described in the note. Upon the occurrence and during the continuance of any default by the Company under any of the above notes, which default is not cured within fifteen (15) days following written notice of such default from the payee, the payee may declare the entire unpaid principal and unpaid interest immediately due and payable. Certain of these notes are secured by our accounts receivable, and by shares of our common stock pledged by one of our shareholders. In addition, certain of these notes become due, and the payees under certain of these notes have the right to accelerate their notes, upon the completion of the Offering.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

Change in presentation

During the year ended October 31, 2024, the Company changed its presentation of the operating lease liability in the Consolidated Statements of Cash Flows. The operating lease liability was previously presented in the “Cash flows From Financing Activities” and is now presented in “Changes in assets and liabilities.” Accordingly, prior period amounts have been reclassified to conform to the current period presentation. These reclassifications did not impact total net cash provided by operating activities. The effect of the change on the Condensed Consolidated Statement of Cash Flows for the year ended October 31, 2023 was $206,944.

Cash and Cash Equivalents

For the purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three (3) months or less to be cash equivalents. The Company has no cash equivalents as of October 31, 2024, 2023, and 2022.

Cash accounts are insured at the Federal Deposit Insurance Corporation limits of $250,000 per bank. At times throughout the year, such bank balances may have exceeded the federally insured limit. As of October 31, 2024 and 2023, $110,883 and $254,335 of cash was not covered by insurance.

Work In Progress

Work In Progress (WIP) tracks the costs incurred of a specific job that has not reached a certain milestone achievement. This is the computed value of work performed to advance milestone(s) that have not yet been billed and is used to track total job cost (billed and unbilled). Revenue of WIP is only recognized for specific milestones that are distinct contractual performance obligations that provide identifiable benefits to the customer independently of other project phases.

Accounts Receivable, net

Accounts receivables are recorded at the amount the Company expects to collect on the balance outstanding at period-end. Management closely monitors outstanding balances during the year and allocates an allowance account if appropriate. The Company estimates and records a provision for its expected credit losses related to its financial instruments, including its trade receivables and contract assets. The Company considers historical collection rates, the current financial status of its customers, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses. Forward-looking information is also considered in the evaluation of current expected credit losses. However, because of the short time to the expected receipt of accounts receivable, the Company believes that the carrying value, net of expected losses, approximates fair value and therefore, relies more on historical and current analysis of such financial instruments.

HELIO CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

As of October 31, 2024 and 2023, the Company recorded no amounts to the allowance for credit loss. The Company writes off bad debts as they occur during the year, if applicable. Accounts receivable as of October 31, 2024 and 2023 was $1,390,202 and $1,748,179.

Property and Equipment, net

Property and equipment is stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in the consolidated statements of operations or the period in which the disposal occurred. The Company computes depreciation utilizing estimated useful lives, as stated below:

Property and Equipment, net Categories	Estimated Useful Life
Furniture and equipment	10 Years

Management regularly reviews property and equipment for possible impairment. This review occurs annually or more frequently if events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Based on management’s assessment, there were no indicators of impairment of the Company’s property and equipment as of October 31, 2024, 2023 and 2022, respectively.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

ASC 820 “Fair Value Measurements” defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair value measurements.

The following provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which fair value is observable:

Level 1 —	fair value measurements are those derived from quoted prices (unadjusted in active markets for identical assets or liabilities);

Level 2 —

fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 —	fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Financial instruments classified as Level 1 quoted prices in active markets include cash.

HELIO CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

These consolidated financial instruments are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment to estimation. Valuations based on unobservable inputs are highly subjective and require significant judgments. Changes in such judgments could have a material impact on fair value estimates.

In addition, since estimates are as of a specific point in time, they are susceptible to material near-term changes. Changes in economic conditions may also dramatically affect the estimated fair values.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management for the respective periods. The respective carrying value of certain financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include cash, short-term notes payable, accounts payable and accrued expenses. The carrying value of long-term debt approximates fair value, as the variable interest rates approximate current market rates.

Revenue Recognition

The Company records revenue based on a five-step model in accordance with FASB ASC 606, Revenue from Contracts with Customers, which requires the following:

1.	Identify the contract with a customer.

2.	Identify the performance obligations in the contract.

3.	Determine the transaction price of the contract.

4.	Allocate the transaction price to the performance obligations in the contract.

5.	Recognize revenue when the performance obligations are met or delivered.

Income from revenue generated by technology services, licensing fees and related services are outside the scope of ASC 606. In applying judgment, the Company considers customer expectations of performance materiality and the core principles of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers.

The Company’s operating revenues are primarily generated from engineering-related services. The Company uses two different types of contracts which are deliverable based or time based. The Company recognizes revenue related to services when performance obligations are fulfilled.

Design service contracts deliver system engineering inputs including designs, analyses, test and verification plans, and mission formulation architectures on a continual basis over the course of a contract. Customer work is based on distinct identifiable contracts with clear performance obligations, objectives, and pricing. Service revenue contract types are either Time & Materials (T&M) or Purchase Order (PO) contracts. Time & Materials contracts meet performance obligations continuously and are billed with revenue recognized at each invoice. PO contracts are billed at fulfillment of a performance obligation based on the customer agreements, thus revenue is recognized when earned.

Engineering services deliver both space qualified hardware and accompanying analyses, and are conducted under Cost-type, Fixed price, PO, and T&M contracts. Cost-type and T&M Engineering contracts are billed monthly as work is completed and revenue is recognized. Revenue for fixed price contracts including purchase orders that specify priced milestones for delivery of hardware, reports, or analyses is recognized upon completion of a specific milestone. Revenue on fixed price contracts that are still in progress at month end are otherwise recognized on the percentage-of-completion method, measured by the percentage of total costs incurred to date to the estimated total costs for each contract.

HELIO CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

	October 31,
	2024	2023	2022
Design services	$2,043,741	$2,547,249	$3,653,068
System engineering services	4,847,482	6,662,080	4,710,532
Total Revenue	$6,891,223	$9,209,329	$8,363,600

Income Taxes

The Company accounts for income taxes under the provisions of Accounting Standards Codification (“ASC”) 740 Accounting for Income Taxes, which requires a company to first determine whether it is more likely than not (which is defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more likely than not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority.

Deferred income taxes are recognized for the tax consequences related to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes are also recognized for carry-forward losses which can be utilized to offset future taxable income. A valuation allowance is recognized when, based on the weight of all available evidence, it is considered more likely than not that all, or some portion, of the net deferred tax assets will not be realized. The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and cause a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation is reflected in current income. Income tax expense is comprised of the sum of current income tax plus the change in deferred tax assets and liabilities.

Earnings (loss) Per Share

Basic net (loss) income per common share is computed by dividing net (loss) income by the weighted average number of vested common shares outstanding during the period. Diluted net (loss) income per common share is computed by dividing net (loss) income by the weighted average number of vested common shares, plus the net impact of common shares (computed using the treasury stock method), if dilutive, resulting from the exercise of dilutive securities. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents because their inclusion would be anti-dilutive. As of October 31, 2024, 2023 and 2022, the Company excluded the common stock equivalents summarized below, which entitle the holders thereof to ultimately acquire shares of common stock, from its calculation of earnings per share, as their effect would have been anti-dilutive.

	October 31,
	2024	2023	2022
Stock options	1,422,307	2,004,135	1,523,119
Total common stock equivalents	1,422,307	2,004,135	1,523,119

HELIO CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases

The Company accounts for leases based on ASU 2016-02, “Leases” (Topic 842). Based on this standard, the Company determines if an agreement is a lease at inception. Operating leases are included in right-of-use asset, current operating lease obligations, and operating lease obligations, in the Company’s consolidated balance sheets. Finance leases are included in property and equipment, net, current portion of long-term debt, net and long-term debt, less current portion, and debt issuance costs in the Company’s consolidated balance sheets.

As permitted under ASU 2016-02, the Company has made an accounting policy election not to apply the recognition provisions of ASU 2016-02 to short term leases (leases with a lease term 12 months or less that do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise); instead, the Company will recognize the lease payments for short term leases on a straight-line basis over the lease term.

Stock based-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with the provisions of ASC 718, Stock Compensation. The computation of the expense associated with stock-based compensation requires the use of a valuation model. The Company currently obtains valuation reports according to Internal Revenue Code 409A (“409A”) and Financial Accounting Standards Board (“FASB”) ASC Topic 718 — Stock Compensation (“ASC 718”). Equity-based compensation consists solely of stock option awards, including Incentivized Stock Options (ISOs) and Non-Qualified Stock Options (NSOs), whose exercise prices are determined by the 409A valuation reports. Compensation expense is recognized ratably over the vesting period as the employee provides services.

Impairment of Long-Lived Assets

The Company assesses at each reporting date whether there is any indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an assets or cash-generating unit’s (CGU) fair value less costs to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are considered, if available. If no such transactions can be identified, an appropriate valuation model is used.

Impairment losses of continuing operations are recognized in the consolidated statement of operations in those expense categories consistent with the function of the impaired asset.

Benefit Plan

The Company offers a 401(k) plan. Employees are eligible to participate in the plan on the first day of the month following the date of hire. Employees may defer up to $23,000 for 2024, $22,500 for 2023 and $20,500 for 2022. The Company is required to contribute on behalf of each eligible participating employee. The Company will match 100% of the participants deferral not to exceed 4% of employee compensation. Employees will share in the matching contribution regardless of the amount of service completed during the plan year. Employees will become 100% vested in the employer matching contributions after six years of service.

Subsequent Events

The Company evaluates events and transactions that occur after the consolidated balance sheet date, to determine whether they should be recognized or disclosed in the consolidated financial statements.

HELIO CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Subsequent events are classified into two types recognized events and unrecognized events. Recognized events provide additional evidence about conditions that existed at the balance sheet date. The financial statements are adjusted to reflect these events. For example, if a customer goes bankrupt after the balance sheet date but the conditions leading to the bankruptcy existed before the balance sheet date, the allowance for doubtful accounts is adjusted accordingly. Non-Recognized events provide evidence about conditions that did not exist at the balance sheet date but arose after that date. These events are not recognized in the financial statements but are disclosed if they are of such a nature that their non-disclosure would make the financial statements misleading. For example, a natural disaster occurring after the balance sheet date that significantly affects the company’s assets would be disclosed. The Company discloses the nature of the event and an estimate of its financial effect, or a statement that such an estimate cannot be made, for all material non-recognized subsequent events.

Fair Value of Assets

The Company measures certain financial and non-financial assets at fair value at each reporting date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Recently Issued Accounting Pronouncements

Recent accounting pronouncements that the Company has adopted or that will be required to adopt in the future are summarized below.

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, which supersedes current guidance by requiring recognition of credit losses when it is probable that a loss has been incurred. The new standard requires the establishment of an allowance for doubtful accounts for expected credit losses on financial assets including trade and other receivables at each reporting date. The new standard will result in earlier recognition of allowances for losses on trade and other receivables and other contractual rights to receive cash. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments — Credit Losses (“ASC 326”), Derivatives and Hedging (“ASC 815”) and Leases (“ASC 842”), which extended the effective date of ASC 326 for certain companies until fiscal years beginning after December 15, 2022. The new standard was effective for the Company beginning October 1, 2023. The adoption of this standard did not have a material effect on the Company’s condensed consolidated financial statements.

The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 3: PROPERTY AND EQUIPMENT

The major classifications of property and equipment are summarized as follows:

	October 31, 2024	October 31, 2023
Furniture and equipment	$465,091	$465,092
Less accumulated depreciation	(377,702)	(355,039)
Property and equipment, net	$87,389	$110,053

Depreciation expense for the years ended October 31, 2024, 2023, and 2022 was $22,663, $19,506 and $18,262, respectively.

HELIO CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 4: SHAREHOLDERS NOTES PAYABLE

Between April 2022 and October 2024, Paul Turin and Greg Delory made various loans to the company. The balance at October 31, 2024 and October 31, 2023 was $552,877 and $427,103, respectively. The loans terms are for 36 months and are classified as current and non-current liabilities on the consolidated balance sheets with 6.5% to 11.25% interest per annum. All unpaid principal, accrued interest, and other amounts owing under the above notes are paid at maturity. These notes are collateralized with Company receivables and other assets.

	October 31, 2024	October 31, 2023
Notes payable – shareholders current portion	$370,000	$17,103
Notes payable – shareholders non-current portion	182,877	410,000
Total related party loans payable	$552,877	$427,103

The aggregate maturity on the notes payable as of October 31, 2024, are as follows:

2025	$370,000
2026	72,877
2027	110,000
2028	—
2029	—
552,877
Less current portion	(370,000)
Notes payable – shareholders non-current portion	$182,877

NOTE 5: NOTES PAYABLE

On June 20, 2024, the Company executed a convertible note payable agreement for $450,000. The convertible note matures on June 20, 2026 and carries an interest rate of 9.75% per annum. The principal and prior accrued interest of the note were convertible into shares of the Company’s common stock at $2.00 per share. On October 7, 2024, $50,000 of the note payable was assigned to an unrelated holder. On October 31, 2024, the Company amended the agreement with the holder of the $50,000 note to change its maturity to the earlier of the Company listing on a national stock exchange or March 31, 2025 and eliminated the conversion feature of the note. On October 17, 2024, the Company amended the agreement with the holder of the $400,000 note, which eliminated the conversion feature and advanced the maturity date of the loan to November 5, 2025. Interest on the notes either accrues or is paid quarterly or at maturity along with principal, as specifically described in the notes. The Company accounted for the amendment as an extinguishment of debt and recorded a loss of $8,100 on the consolidated statements of operations. The loan incurred interest expense of $16,250, which was accrued on the balance sheet.

On July 31, 2024, the Company executed a convertible note payable agreement for $250,000. The convertible note matures on April 30, 2025 and carries an interest rate of 13% per annum. The principal and prior accrued interest of the note was convertible into shares of the Company’s common stock at a price per share equal to a 30% discount per share of the final per-share price of a planned public offering. Subsequent to the issuance of the convertible note the Company amended the agreement with the holder which eliminated the conversion feature, changed the interest rate to 9.75% per annum, increased the principal of the note to $500,000, and extended the maturity date of the loan to November 5, 2025. Interest on the note either accrues or is paid quarterly or at maturity along with principal, as specifically described in the note. The Company accounted for the amendment as an extinguishment of debt and recorded a loss of $15,750 on the consolidated statements of operations. The loan incurred interest expense of $7,786, which was accrued on the balance sheet.

On July 31, 2024, the Company executed a convertible note payable agreement for $250,000. The convertible note matures on May 1, 2025 and carries an interest rate of 13% per annum. The principal and prior accrued interest of the note was convertible into shares of the Company’s common stock at $2.00 per share. Subsequent to the issuance of the convertible note the Company amended the agreement with the holder which eliminated the conversion feature,changed the interest rate to 9.75% per annum, and extended the maturity date of the loan to November 5, 2025. Interest on the note either accrues or is paid quarterly or at maturity along with principal, as specifically described in the note. The Company accounted for the amendment as an extinguishment of debt and recorded a loss of $4,500 on the consolidated statements of operations. The loan incurred interest expense of $7,786, which was accrued on the balance sheet.

HELIO CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 5: NOTES PAYABLE (cont.)

On March 12, 2024, the Company executed a note payable agreement for $150,000. The note matures on March 12, 2025 and carries an interest rate of 12% per annum. Interest on the note accrues and is paid at maturity along with principal, as specifically described in the note. The loan incurred interest expense of $10,500, which was accrued on the balance sheet.

On March 18, 2024, the Company executed a convertible note payable agreement for $50,000. The convertible note matures on March 18, 2026 and carries an interest rate of 9.75% per annum. The principal and prior accrued interest of the note was convertible into shares of the Company’s common stock at $2.00 per share. On October 31, 2024, the Company amended the agreement with the holder of the note to change its maturity to the earlier of the date that the Company lists its securities on a national stock exchange or March 31, 2025 and eliminated the conversion feature of the note. Interest on the note accrues and is paid at maturity along with principal, as specifically described in the note. The loan incurred interest expense of $4,875, which was accrued on the balance sheet.

	October 31, 2024	October 31, 2023
Notes payable	$250,000	$—
Notes payable, less current portion	1,150,000	—
Total related party loans payable	$1,400,000	$—

The aggregate maturity on the notes payable as of October 31, 2024, are as follows:

2025	$250,000
2026	1,150,000
2027	—
2028	—
2029	—
1,400,000
Less current portion	(250,000)
Notes payable – shareholders non-current portion	$1,150,000

NOTE 6: STOCK OPTIONS

The 2018 Equity Incentive Plan was approved by the Board of Directors on July 1, 2018 and the Company amended the equity plan on December 17, 2023. In conjunction with the recapitalization and effective January 3, 2024, the Company adopted the Heliospace 2018 Equity Plan as the Company’s Plan (“Equity Plan”). The Equity Plan limits the shares of common stock authorized to be awarded as stock awards to 2,382,352 and 2,823,538 shares for the years ending October 31, 2024 and 2023, respectively. Employees are provided stock options vesting over a period of four years with a one-year cliff. After one year, 25% of the award size vests followed by 1/48th of the award size for each month thereafter. On a case-by-case basis, options have been granted outright with no vest period.

During the year ended October 31, 2024 the Company entered into a transaction with Helio Corporation for which the Company’s stock options were adjusted for the new capital structure. The Company adjusted each of the granted options at 0.612 factor.

HELIO CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 6: STOCK OPTIONS (cont.)

The grant date fair value was calculated using the Black-Scholes option pricing model using the following weighted average inputs:

	October 31, 2024	October 31, 2023	October 31, 2022
Risk free interest rate	3.90% – 3.90%	1.88% – 2.85%	1.88% – 2.85%
Expected term (years)	6.01 – 9.95	10.00 – 10.00	10.00 – 10.00
Expected volatility	65.79% – 68.51%	65.79% – 81.45%	65.79% – 81.45%
Expected dividends	0.00% – 0.00%	0.00% – 0.00%	0.00% – 0.00%

During the year ended October 31, 2024, 2023 and 2022, 239,990, 481,016, and 529,371 stock options were granted, respectively. As of October 31, 2024, 2023, and 2022 the following shares were outstanding:

	Number of Shares	Weighted Average Shares ($)	Weighted Average (Years)	Intrinsic Value
Balance as of November 1, 2021	995,248	$0.08	8.24	$716,579
Issued	529,371	0.08	0.77	381,147
Canceled	—	—	—	—
Exercised	—	—	—	—
Balance as of October 31, 2022	1,524,619	$0.08	8.05	$1,097,726
Issued	481,016	0.08	0.73	33,671
Canceled	—	—	—	—
Exercised	(1,500)	0.08	0.73	—
Balance as of October 31, 2023	2,004,135	$0.08	7.56	$140,289
Recapitalization of options	(777,241)	—	—	—
Issued	239,990	0.15	1.37	1,163,951
Canceled	(44,577)	0.08	5.65	—
Expired	—	—	—	—
Exercised	—	—	—	—
Balance as of October 31, 2024	1,422,307	$0.09	7.02	$6,980,951

As of October 31, 2022, there were 800,816 shares of common stock related to stock option grants that were vested. The Company had unrecognized stock compensation expense $50,111 and unvested stock options of 723,803 as of October 31, 2023. Stock-based compensation from stock awards for the years ended October 31, 2024 and 2023 was $13,074.

As of October 31, 2023, there were 1,072,713 shares of common stock related to stock option grants that were vested. The Company had unrecognized stock compensation expense $468,919 and unvested stock options of 1,982,283 as of October 31, 2023. Stock-based compensation from stock awards for the years ended October 31, 2024 and 2023 was $5,295.

Stock-based compensation from stock awards for the years ended October 31, 2024 was $196,437. As of October 31, 2024, there remained $272,482 of unrecognized stock-based compensation from stock option awards. As of October 31, 2024, there were 1,105,507 shares of common stock related to stock option grants that were vested and 316,800 stock option grants that were unvested.

The fair value of the stock was determined using observable inputs (level 2 fair value measurement) with a market approach technique. The main input for the common stock fair value was the price of the Company’s common stock as of the date of the grant.

HELIO CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 7: LEASES

As of October 31, 2024, the Company maintains two leases classified as operating leases. The Company recognized right of use assets and lease liabilities pursuant to these leases. Leases with an initial term of 12 months or less or leases that are immaterial are not included on the consolidated balance sheets. The lease liability was calculated at the commencement date of each lease by discounting the future payments using the Company’s incremental borrowing rate of 10%.

The Company leases its office and manufacturing facility. In addition, as of October 31, 2024 and 2023, the Company maintained four leases with an initial term of 12 months or less. These leases combine for approximately $126,000 of lease expense for the years ending October 31, 2024 and 2023, respectively.

The lease for the manufacturing facility commenced on June 1, 2022 and has a term of five years. For the first year the monthly lease payments were $36,000. The monthly lease payments are subject to an annual increase of 3%.

The office lease commenced on September 1, 2023 and has a term of two years. The rent is fixed at $3,909 for the term of the lease.

	10/31/2024	10/31/2023	10/31/2022
Weighted average remaining lease term (in years)	2.53	3.50	4.50
Weighted average discount rate (%)	10%	10%	10%

Future minimum lease payments required under operating leases on an undiscounted cash flow basis as of October 31, 2024 were as follows:

Years ending October 31,
2025	$503,124
2026	477,956
2027	283,626
2028	—
2029	—
Total future minimum lease payments	$1,264,706
Less imputed interest	(152,859)
Total operating lease liability	$1,111,847

The Company recognized rent expense pursuant to these leases on the straight-line basis in accordance with the guidance in ASC 842. The Company recognized rent expense of $400,075, $364,779, and $149,050 for the years ended October 31, 2024, 2023, and 2022, respectively, related to these leases, which is included within facilities expense on the consolidate statements of operations.

NOTE 8: COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is not presently a party to any legal proceedings, the resolution of which the Company believes would have a material adverse effect on its business, financial condition, operating results, or cash flows. However, legal proceedings are subject to inherent uncertainties, and an unfavorable outcome could include monetary damages, and excessive verdicts can result from litigation, and as such, could result in a material adverse impact on its business, financial position, results of operations, and/or cash flows.

HELIO CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 9: INCOME TAXES

There was no income tax expense reflected in the results of operations for the years ended October 31, 2024, 2023 and 2022, because the Company carried forward net losses for tax purposes.

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended October 31, 2024, 2023, and 2022:

	2024	2023	2022
Federal income taxes at statutory rate	21.00%	21.00%	21.00%
State income taxes at statutory rate	6.89%	7.00%	7.00%
Change in valuation allowance	(27.98)%	(28.00)%	(28.00)%
Other	0.09%	—%	—%
Totals	0.00%	—%	—%

Deferred tax assets for the fiscal years ended October 31, 2024, 2023 and 2022 consist of the following components:

	2024	2023	2022
Deferred tax assets	$—	$—	$—
Net operating loss carryforwards	421,921	37,702	44,863
Capitalized research and development costs	100,146	—	—
Stock based compensation	54,970	—	—
Other	210	—	—
Total deferred tax asset	$577,246	$37,702	$44,863
Valuation allowance	(560,134)	(37,702)	(44,863)
Deferred tax assets, net	$17,113	$—	$—
Deferred tax liabilities
Depreciation	(17,113)	—	—
Net deferred tax assets	$—	$—	$—

The Company has net operating loss carry forwards available to offset future taxable income. Current tax laws limit the Company’s ability to utilize these carryforwards. Because the Company’s realization of the deferred tax assets is not certain, the Company fully offset the deferred tax assets resulting from these carryforwards with a valuation allowance. The Company has approximately $1,508,000 of federal and state net operating loss carrying forwards to offset future federal taxable income as of October 31, 2024. The Company’s valuation allowance increased approximately $522,000 from 2023 to 2024 and decreased approximately $8,000 from the years ending October 31, 2022 to 2023.

The Company recognizes uncertain tax positions taken when filing its tax returns if it is more likely than not that the tax authorities will not uphold the position based on current tax law. As of October 31, 2024, the Company has not identified any uncertain tax positions.

HELIO CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 10: CLIENT CONCENRATIONS

Four customers accounted for 90% of the Company’s outstanding receivables on October 31, 2024 and 69% of the Company’s outstanding receivables on October 31, 2023. Two customers accounted for 63% of the Company’s outstanding receivables on October 31, 2022. The table below summarizes the accounts receivable concentrations by customer for the years ending October 31, 2024, 2023, and 2022:

	Accounts Receivable Concentration
Company	October 31, 2024	October 31, 2023	October 31, 2022
A	27%	12%	0%
B	23%	23%	2%
C	21%	34%	31%
D	20%	0%	0%
E	0%	13%	32%
	90%	82%	66%

For the twelve months ended October 31, 2024, 75% of all revenue was obtained from government sources either as a direct contractor or subcontractor, with the remaining 25% of revenue from private customers. For the twelve months ended October 31, 2023, 99% of all revenue was obtained from government sources either as a direct contractor or subcontractor, and 1% from a single private customer. For the twelve months ended October 31, 2022, 100% of all revenue was obtained from government sources either as a direct contractor or subcontractor.

NOTE 11: SUBSEQUENT EVENTS

In preparing these consolidated financial statements, management has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued. No such events or transactions exist as of the date these consolidated financial statements were issued.

3702 West Spruce Street #1430 ● Tampa, Florida 33607 ● +1.813.441.9707

Index to Exhibits

Exhibit Number	Description
2.1	Articles of Incorporation of Stirling Bridge Group, Inc., dated October 3, 2022 (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-284062) filed on January 31, 2025).
2.2	Articles of Amendment to Articles of Incorporation of Stirling Bridge Group, Inc., dated May 10, 2023 (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-284062) filed on January 31, 2025).
2.3	Articles of Amendment to Articles of Incorporation of Web3 Corporation, January 22, 2024(incorporated by reference to Exhibit 3.3 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-284062) filed on January 31, 2025).
2.4	Articles of Amendment to Articles of Incorporation of Helio Corporation, dated July 1, 2024 (incorporated by reference to Exhibit 3.4 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-284062) filed on January 31, 2025).
2.5	Amended and Restated Bylaws of Helio Corporation (incorporated by reference to Exhibit 3.5 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-284062) filed on January 31, 2025).
3.4	Unsecured Promissory Note in the principal sum of $250,000, of Heliospace Corporation as Maker dated April 18, 2022 (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-284062) filed on January 31, 2025).
3.5	Unsecured Promissory Note in the principal sum of $100,000, of Heliospace Corporation as Maker and dated August 29, 2022 (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-284062) filed on January 31, 2025).
3.6	Unsecured Promissory Note in the principal sum of $50,000, of Heliospace Corporation as Maker dated February 14, 2023 (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-284062) filed on January 31, 2025).
3.7	Unsecured Promissory Note in the principal sum of $80,000, of Heliospace Corporation as Maker dated February 26, 2024 (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-284062) filed on January 31, 2025).
3.8	Unsecured Promissory Note in the principal sum of $50,000, of Heliospace Corporation as Maker dated March 1, 2024 (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-284062) filed on January 31, 2025).
3.9	Unsecured Promissory Note in the principal sum of $30,000, of Heliospace Corporation as Maker dated March 1, 2024(incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-284062) filed on January 31, 2025).
3.10	Unsecured Promissory Note in the principal sum of $150,000, of Heliospace Corporation as dated March 12, 2024(incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-284062) filed on January 31, 2025).
3.11	Unsecured Promissory Note in the principal sum of $400,000, of Helio Corporation as Maker dated October 17, 2024(incorporated by reference to Exhibit 10.11 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-284062) filed on January 31, 2025).
3.12	Amendment (Byrd) to Unsecured Promissory Note in the principal sum of $50,000, of Helio Corporation as Maker dated March 18, 2024 (as amended on October 31, 2024)(incorporated by reference to Exhibit 10.12 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-284062) filed on January 31, 2025).

3.13	Unsecured Promissory Note in the principal sum of $50,000, of Helio Corporation as Maker dated March 18, 2024 (as amended on October 31, 2024)(incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-284062) filed on January 31, 2025).
3.14	Secured Promissory Note in the principal sum of $500,000, of Helio Corporation as Maker dated October 16, 2024(incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-284062) filed on January 31, 2025).
3.15	Secured Promissory Note in the principal sum of $250,000, of Helio Corporation as Maker dated October 16, 2024(incorporated by reference to Exhibit 10.15 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-284062) filed on January 31, 2025).
3.16	Unsecured Promissory Note in the principal sum of $50,000, of Helio Corporation as Maker dated January 9, 2025 (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-284062) filed on January 31, 2025).
3.17	Unsecured Promissory Note in the principal sum of $100,000, of Helio Corporation as Maker dated February 3, 2025 (incorporated by reference to Exhibit 10.20 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-284062) filed on February 13, 2025).
6.1+	Heliospace Corporation Equity Incentive Plan(incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-284062) filed on January 31, 2025).
6.2+	Form of Heliospace Corporation Equity Incentive Plan Award Agreement(incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-284062) filed on January 31, 2025).
6.3+	Form of Employment Agreement between Helio Corporation and Gregory Delory(incorporated by reference to Exhibit 10.3 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-284062) filed on January 31, 2025).
6.4+	Form of Employment Agreement between Helio Corporation and Joseph Pitman(incorporated by reference to Exhibit 10.17 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-284062) filed on January 31, 2025).
6.5+	Form of Employment Agreement between Helio Corporation and Paul Turin(incorporated by reference to Exhibit 10.18 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-284062) filed on January 31, 2025).
6.6+	Non-Employee Director Compensation Program (incorporated by reference to Exhibit 10.19 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-284062) filed on January 31, 2025).
11.1*	Consent of Astra Audit & Advisory, LLC, independent registered public accountant
99.1	Consent of John Cole, director nominee (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-284062) filed on January 31, 2025).
99.2	Consent of Brad Morrison, director nominee (incorporated by reference to Exhibit 99.2 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-284062) filed on January 31, 2025).
99.3	Consent of Laura Price, director nominee (incorporated by reference to Exhibit 99.3 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-284062) filed on January 31, 2025).

+	Management contract or any compensatory plan, contract or arrangement.

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be filed on its behalf by the undersigned duly authorized.

HELIO CORPORATION

	By:	/s/ Gregory T. Delory
Date: February 28, 2025		Gregory T. Delory
President and Chief Executive Officer (Principal Executive Officer)

	By:	/s/ Erick Frim
Date: February 28, 2025		Erick Frim
Interim Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Gregory T. Delory	President, Chief Executive Officer and Chairman	February 28, 2025
Gregory T. Delory

/s/ Joseph T. Pitman	Director and Chief Technology Officer	February 28, 2025
Joseph T. Pitman

/s/ Paul S. Turin	Director and Chief Engineer	February 28, 2025
Paul S. Turin